SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2003

The Westaim Corporation

(Translation of registrant’s name into English)

144-4th Avenue, S.W., Suite 1010
Calgary, Alberta T2P 3N4
Canada

(Address of principal executive officers)

(780) 992-5231

(Telephone number, including area code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes”, is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The following documents are included in this Form 6-K and are hereby filed with the Securities and Exchange Commission for the purpose of being (and hereby are) incorporated by reference in the Registration Statement on Form S-8 under the Securities Act of 1933 (Reg. no. 333-12532):

1.	The Registrant’s Annual Report to shareholders for the financial year ended December 31, 2002 (which includes financial statements and Management’s Discussion & Analysis);

2.	Notice of Meeting;

3.	Information Circular;

4.	Proxy; and

5.	Supplemental Mail List Card.

SIGNATURES
Notice of Annual Meeting of Shareholders
Information Circular
MATTERS REQUIRING SHAREHOLDER APPROVAL
GENERAL STATUTORY INFORMATION
STATEMENT OF EXECUTIVE COMPENSATION
COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION
STATEMENT OF CORPORATE GOVERNANCE PRACTICES
OTHER INFORMATION
Message to shareholders
iFire Technology Inc.
NUCRYST Phamaceuticals Corp.
Management’s Discussion and Analysis
Management’s Responsibility for Financial Statements
Auditors’ Report
Consolidated Financial Statements
Notes to Consolidated Financial Statements
Shareholder Information
Board of Directors
Corporate Information

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, The Westaim Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE WESTAIM CORPORATION

Date: March 31, 2003	By:	/s/ Douglas H. Murray

Douglas H. Murray Assistant Corporate Secretary

THE WESTAIM CORPORATION

Notice of Annual Meeting of Shareholders
to be held April 30, 2003

     NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders (the “Meeting”) of The Westaim Corporation (the “Corporation”) will be held at the Design Exchange, 234 Bay Street, Toronto, Ontario, on Wednesday, April 30, 2003 at 10:00 a.m., eastern daylight time, to:

(a)	receive and consider the Financial Statements of the Corporation for the financial year ended December 31, 2002 and the Auditor’s Report to the Shareholders;

(b)	elect directors;

(c)	appoint auditors and authorize the board of directors to fix their remuneration; and

(d)	transact such other business as may properly come before the Meeting or any adjournment(s) thereof.

     Any adjournment(s) of the Meeting will be held at a time and place to be specified at the Meeting.

     The Financial Statements for the financial year ended December 31, 2002, together with the Auditor’s Report thereon, form part of the Annual Report of the Corporation, a copy of which accompanies this notice.

     Shareholders registered on the books of the Corporation at the close of business on March 20, 2003 are entitled to notice of and to vote at the Meeting.

     Details of all matters proposed to be put before the Meeting are set forth in the accompanying Information Circular.

     Dated at Calgary, Alberta, this 10th day of March, 2003.
     By Order of the Board,

     Signed “Brian D. Heck”

     Brian D. Heck
     Corporate Secretary

     If you are unable to be present at the Meeting, PLEASE COMPLETE AND RETURN THE ACCOMPANYING FORM OF PROXY in the envelope provided for that purpose.

The Westaim Corporation

Information Circular

MATTERS REQUIRING SHAREHOLDER APPROVAL

     This proxy Information Circular (the “Information Circular”) is furnished in connection with the solicitation of proxies by and on behalf of the management (the “Management”) of The Westaim Corporation (the “Corporation”) for use at the Annual Meeting of Shareholders of the Corporation (the “Meeting”) to be held at the Design Exchange, 234 Bay Street, Toronto, Ontario, on Wednesday, April 30, 2003 at 10:00 a.m., eastern daylight time, for the purposes set out in the Notice of Meeting accompanying this Information Circular and any adjournment(s) thereof.

Election of Directors

     The Articles of the Corporation require a minimum of 3 and a maximum of 15 directors. The number of directors to be elected at an annual meeting of shareholders shall be the number of directors then in office unless the directors or shareholders by simple majority otherwise determine from time to time. The board of directors (the “Board”) has resolved to set the number of directors at 8.

     Management of the Corporation proposes to nominate at the Meeting and the persons named in the accompanying form of proxy intend to vote at the Meeting for the election of the persons whose names are set forth in the table below. Management of the Corporation does not contemplate that any of the nominees will be unable to serve as a director.

     The following table and the notes thereto state the names of all persons proposed to be nominated for election as directors at the Meeting, all other positions and offices with the Corporation now held by them, their principal occupation or employment, the period during which they have been directors of the Corporation, and the number of voting securities of the Corporation, beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them. The information contained herein as to securities beneficially owned, directly or indirectly, or over which control or direction is exercised is based upon information furnished to the Corporation by the respective nominees.

			Number of Common
Name and Position		Director	Shares Beneficially
or Office with Corporation	Principal Occupation	Since	Owned or Controlled

Neil Carragher[1,2,4]	Chairman of The Corporate	May 1996	23,907
Director	Partnership Ltd.
	(a management consulting group)
Ian W. Delaney[4]	Chairman of Sherritt	May 1996	996,580
Director and non-executive	International Corporation
Chairman of the Board	(a nickel/cobalt mining and refining,
	oil and gas exploration and production,
	hotel and other general investment
	company)
Barry M. Heck	President and Chief Executive	January 2003	70,965
Director and President and	Officer of the Corporation
Chief Executive Officer
Frank W. King[3,4]	President of Metropolitan	May 1996	8,000
Director	Investment Corporation
	(a capital investment,
	management services company)
Edward M. Lakusta[1,3,4]	Private Business and	May 1996	9,946
Director	Energy Consultant

			Number of Common
Name and Position		Director	Shares Beneficially
or Office with Corporation	Principal Occupation	Since	Owned or Controlled

Daniel P. Owen[2,3,4]	Chairman of Molin Holdings Limited	May 1996	208,000
Director	(an investment management company)
Guy J. Turcotte[1,4]	President and Chief Executive Officer	April 1998	8,000
Director	of Western Oil Sands Inc.
	(an oil sands production company)
Bruce V. Walter[2,4]	Vice Chairman of Dynatec Corporation	May 1997	10,000
Director	(a mining, drilling and metallurgical
	technologies company)

1.	Messrs. Carragher, Lakusta and Turcotte are members of the Audit Committee.

2.	Messrs. Carragher, Owen and Walter are members of the Environmental, Health and Safety Committee.

3.	Messrs. King, Lakusta and Owen are members of the Compensation Committee.

4.	Messrs. Carragher, Delaney, King, Lakusta, Owen, Turcotte and Walter are members of the Corporate Governance Committee.

     IF ANY OF THE ABOVE NOMINEES IS FOR ANY REASON UNAVAILABLE TO SERVE AS A DIRECTOR, PROXIES IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR ANOTHER NOMINEE IN THEIR DISCRETION UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS OR HER SHARES ARE TO BE WITHHELD FROM VOTING IN THE ELECTION OF DIRECTORS.

     The Corporation has made significant progress in the development and commercialization of its iFire and NUCRYST technologies. However, it does not believe that its current share price accurately reflects the value of these high potential technology investments. The Board and Management recognize that changing market conditions, coupled with the period of time necessary to commercialize these technologies to realize their potential value, require the Corporation to consider all possible strategic alternatives to maximize shareholder value. As a result, in January 2003 the Board retained Griffiths McBurney & Partners (“GMP”) as its financial advisor to undertake a review of the operations of the Corporation. GMP has been tasked to either reaffirm the Corporation’s commitment to both of its high potential technologies or recommend a revised corporate strategy. As part of this process to maximize shareholder value it is the intention of the Board to increase its size from eight to ten members following the Meeting and to seek two additional Board nominees from some of the Corporation’s largest institutional shareholders. These two new directors, once appointed to the Board, will participate on a strategic review committee which will consider various alternatives to maximize shareholder value.

Appointment of Auditors and Authorization To Fix Their Remuneration

     The persons named in the enclosed form of proxy intend to vote for the re-appointment of Deloitte & Touche LLP, Chartered Accountants, as auditors of the Corporation to hold office until the next annual meeting of shareholders, and to authorize the directors to fix their remuneration. Deloitte & Touche LLP were first appointed auditors of the Corporation on May 7, 1996.

GENERAL STATUTORY INFORMATION

Solicitation of Proxies

     Solicitation of proxies for the Meeting will be primarily by mail, the cost of which will be borne by the Corporation. Proxies may also be solicited personally by employees of the Corporation at nominal cost. The Corporation has distributed copies of the notice, the Information Circular, form of proxy and the annual report (collectively, the “Documents”) to clearing agencies, securities dealers, banks and trust companies, or their nominees (“Intermediaries”) for onward distribution to shareholders of the Corporation whose common shares are held by or in the custody of those Intermediaries (“Non-registered Shareholders”). The Intermediaries are required to forward the Documents to Non-registered Shareholders.

     Solicitation of proxies from Non-registered Shareholders will be carried out by Intermediaries, or by the Corporation if the names and addresses of Non-registered Shareholders are provided by the Intermediaries. The cost of the solicitation will be borne by the Corporation.

     Non-registered Shareholders who wish to file proxies should follow the directions of their Intermediary with respect to the procedure to be followed. Generally, Non-registered Shareholders will either:

     (a)   be provided with a form of proxy executed by the Intermediary but otherwise uncompleted. The Non-registered Shareholder may complete the proxy and return it directly to the Corporation’s transfer agent; or

     (b)   be provided with a request for voting instructions. The Intermediary is required to send the Corporation an executed form of proxy completed in accordance with any voting instructions received by it.

Appointment of Proxy

     The persons named in the enclosed form of proxy are directors and/or officers of the Corporation. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON TO REPRESENT HIM OR HER AT THE MEETING MAY DO SO either by inserting the name of such person in the space provided in the form of proxy or by completing another proper form of proxy and, in either case, delivering the completed proxy to the General Counsel and Corporate Secretary of the Corporation c/o Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, no later than 10:00 a.m., eastern daylight time, on April 28, 2003; provided, however, that the Chairman of the Meeting may, in his sole discretion, accept proxies delivered to him up to the commencement of the Meeting.

Revocation of Proxy

     A shareholder who has given a proxy pursuant to this solicitation may revoke it at any time prior to its use by an instrument in writing, executed by the shareholder or by his or her attorney authorized in writing, and deposited either at the offices of the Corporation, 10102-114 Street, Fort Saskatchewan, Alberta, T8L 3W4, fax - (780) 992-5202 at any time up to and including the last business day preceding the day of the Meeting, or any adjournments thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or adjournment thereof, or in any other manner permitted by law.

Voting of Proxies and Discretion Thereof

     Common shares represented by properly executed proxies in favour of persons designated in the printed portion of the enclosed form of proxy WILL, UNLESS OTHERWISE INDICATED, BE VOTED FOR THE ELECTION OF DIRECTORS, FOR THE APPOINTMENT OF AUDITORS AND THE AUTHORIZATION OF THE DIRECTORS TO FIX THEIR REMUNERATION AS STATED UNDER THOSE HEADINGS IN THE INFORMATION CIRCULAR. The enclosed form of proxy confers discretionary authority on the persons named therein with respect to amendments or variations to matters identified in the notice or other matters which may properly come before the Meeting. At the time of printing this Information Circular, Management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting. However, if other matters do properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote such proxy according to their best judgement.

Voting Shares and Principal Holders Thereof

     As of March 10th, 2003 the Corporation had 78,032,787 issued and outstanding common shares. Each shareholder is entitled to one vote for each common share shown as registered in his or her name on the list of shareholders which is available for inspection during usual business hours at Computershare Trust Company of Canada, 600, 530-8th Avenue S.W., Calgary, Alberta, T2P 3S8 and at the Meeting. The list of shareholders is as of March 20, 2003, the record date fixed for determining shareholders entitled to notice of the Meeting. If a person has acquired ownership of common shares since that date, he or she may establish such ownership and demand, not later than 10 days before the Meeting, that his or her name be included in the list of shareholders.

     To the knowledge of the directors and officers of the Corporation no person owns beneficially, or exercises control or direction over, common shares carrying more than 10% of the voting rights attached to all common shares of the Corporation entitled to be voted at the Meeting.

STATEMENT OF EXECUTIVE COMPENSATION

Summary Compensation Table

     The following table summarizes, for the periods indicated, the compensation of the Corporation’s President and Chief Executive Officer and each of the Corporation’s three executive officers who were serving as executive officers at December 31, 2002. Such executive officers are referred to as the “Named Executive Officers.”

							Long Term	Number of
							Compensation	Common
		Annual Compensation					Awards	Shares
							Securities	Beneficially
	Year						Under	Owned or
Name and	Ended				Other Annual	All Other	Options	Controlled
Principal Position	Dec. 31	Salary	Bonus		Compensation[1]	Compensation[2]	Granted[3]	at Year End

K.J. Jenkins[4,5]	2002	$450,000	—		$46,705	$36,324	170,000	284,161
President and Chief	2001	$446,875	—		$49,620	$35,877	226,000	264,161
Executive Officer	2000	$425,000	—		$49,642	$33,908	1,012,500	260,100
G.A. Fitch	2002	$250,000	—		$25,000	$16,500	57,500	93,278
Senior Vice President	2001	$247,500	—		$25,000	$16,275	62,000	83,278
and Chief Financial	2000	$229,000	—		$25,000	$14,610	279,999	74,693
Officer
B.M. Heck[4]	2002	$248,335	$36,458	[6]	$25,412	$16,350	70,200	70,965
Senior Vice President	2001	$236,250	—		$26,125	$15,263	87,400	55,765
	2000	$209,000	—		$26,662	$12,810	218,332	53,365
A.B. Johnston	2002	$228,335	$33,542	[7]	$25,000	$14,550	47,500	94,834
Senior Vice President	2001	$217,500	—		$25,000	$13,575	70,000	94,834
	2000	$199,000	—		$25,000	$11,910	256,666	93,466

1.	In 2000, 2001 and 2002, Mr. Jenkins received cash allowances in lieu of perquisites in the amount of $40,000 which amount is included in Other Annual Compensation. For Messrs. Fitch and Johnston, amounts shown as other annual compensation were allowances in lieu of perquisites. Mr. Heck received cash allowances in lieu of perquisites of $25,000 in 2000, 2001 and 2002 which amount is included in Other Annual Compensation.

2.	In 2000, 2001 and 2002, Mr. Jenkins received other compensation in the form of contributions to the Corporation’s defined contribution pension plan and life insurance premiums. Messrs. Heck, Fitch and Johnston received other compensation in the form of contributions to the Corporation’s defined contribution pension plan.

3.	All securities awarded in the form of long term compensation are grants of options pursuant to the 1996 Employee and Director Stock Option Plan (the “Option Plan”).

4.	Mr. Jenkins ceased to be President and Chief Executive Officer of the Corporation on January 15, 2003 at which time Mr. Heck was appointed President and Chief Executive Officer of the Corporation.

5.	In January of 2003, Mr. Jenkins received compensation on termination of employment which is detailed in this section under the heading Employment Contracts.

6.	For the year ended December 31, 2002, Mr. Heck received bonus compensation in respect of his role as President of iFire Technology Inc., a wholly owned subsidiary of the Corporation. This compensation is not payable to Mr. Heck for 2003.

7.	For the year ended December 31, 2002, Mr. Johnston received bonus compensation in respect of his role as Executive Vice President of iFire Technology Inc., a wholly owned subsidiary of the Corporation.

Option Grants During the Year Ended December 31, 2002

			% of Total		Market Value of
			Options		Securities Underlying
	Securities Under		Granted to	Exercise or	Options on
	Options		Employees in	Base Price	the Date of Grant
Name	Granted[1]		Financial Year	($/Security)	($/Security)	Expiration Date

K.J. Jenkins	150,000	[3]	43.5%	$5.60	$5.60	Feb. 21, 2012
	10,000	[2]	2.9%	$3.65	$3.65	May 31, 2012
	10,000	[2]	2.9%	$1.53	$1.53	Dec. 11, 2012
G.A. Fitch	47,500	[3]	13.8%	$5.60	$5.60	Feb. 21, 2012
	5,000	[2]	1.4%	$1.50	$1.50	Dec. 19, 2012
	5,000	[2]	1.4%	$1.51	$1.51	Dec. 23, 2012
B.M. Heck	55,000	[3]	15.9%	$5.60	$5.60	Feb. 21, 2012
	1,500	[2]	.4%	$3.10	$3.10	June 19, 2012
	3,700	[2]	1.1%	$1.67	$1.67	Sept. 10, 2012
	10,000	[2]	2.9%	$1.53	$1.53	Dec. 11, 2012
A.B. Johnston	47,500	[3]	13.8%	$5.60	$5.60	Feb. 21, 2012

1.	All awards were made in options to purchase common shares of the Corporation pursuant to the Option Plan and, in the ordinary course, are exercisable for a period ending 10 years from the date of the grant.

2.	Awards granted under the Corporation’s Directors and Officers Share Purchase Program. Options equal to the net purchases of common shares by the optionee during the calendar year vest at the end of the calendar year in which the purchase is made. Any options which do not vest at year end are cancelled.

3.	Awards granted on the basis that in the ordinary course they would be exercisable as to one third of the grant on each of the first, second and third anniversaries of the date of the grant.

Aggregated Option Exercises During the Year Ended December 31, 2002
and Financial Year-End Option Values

Value of Unexercised
	Securities	Aggregate		in-the-Money
	Acquired	Value	Options at FY-End	Options at FY-End[1]
Name	on Exercise	Realized	Exercisable/Unexercisable	Exercisable/Unexercisable

K.J. Jenkins	Nil	Nil	1,033,800/637,500	$2,300/$0
G.A. Fitch	Nil	Nil	321,998/177,502	$2,550/$0
B.M. Heck	Nil	Nil	281,821/182,779	$2,633/$0
A.B. Johnston	Nil	Nil	288,109/166,391	$0/$0

1.	Based on the December 31, 2002 closing price on the Toronto Stock Exchange (the “TSX”) of $1.76.

Employment Contracts

     The Corporation has entered into agreements with Messrs. Fitch and Johnston providing that upon termination of employment by the Corporation in the event of a change of control of the Corporation, each of them would be entitled to receive payment equivalent to salary and the value of all perquisites and benefits under all benefits plans, for a period of 24 months, or for a period of 12 months if they elect to leave their employment in the event of a change of control. Also, each of them would be entitled to immediate vesting of all options granted pursuant to the Option Plan.

     In 2003, the Corporation entered into employment agreements with Messrs. Heck, Fitch and Johnston providing that in the event of a termination of employment by the Corporation for reasons other than just cause or upon a change of control, Messrs. Heck, Fitch and Johnston would each be entitled to 12 months prior written notice of such termination, or to salary and continued benefits under all benefits plans and to the continued vesting of all stock options, for a period of 12 months.

     In the event of termination of employment by the Corporation in the event of a change of control of the Corporation, Mr. Heck would be entitled to receive payment equivalent to salary and the value of all perquisites and benefits under all benefits plans, for a period of 36 months. Mr. Heck would also be entitled to immediate vesting of all options granted pursuant to the Option Plan.

     In January of 2003, Mr. Jenkins received compensation in the amount of $490,000, being one year’s salary and allowance in lieu of perquisites in lieu of notice of such termination, in accordance with his employment agreement. He also received an additional retirement allowance in the amount of $300,000. Mr. Jenkins is also entitled to continued benefits under all benefits plans and continued vesting of all stock options, for a period of 12 months.

     The Corporation had entered into an employment agreement with Mr. Jenkins providing that in the event of a termination of employment by the Corporation for reasons other than just cause or upon a change of control, Mr. Jenkins would have been entitled to 12 months prior written notice of such termination, or to salary and continued benefits under all benefits plans and the continued vesting of all stock options, for a period of 12 months.

     In the event of termination of employment by the Corporation in the event of a change of control of the Corporation, Mr. Jenkins would have been entitled to receive payment equivalent to salary and the value of all perquisites and benefits under all benefits plans, for a period of 36 months. Mr. Jenkins would also have been entitled to immediate vesting of all options granted pursuant to the Option Plan. All further entitlements of Mr. Jenkins under the foregoing agreements have now ceased.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

Composition of the Compensation Committee

     The members of the Compensation Committee are Frank W. King, Edward M. Lakusta and Daniel P. Owen. No member of the Compensation Committee is employed by the Corporation or its affiliates and no member is a former officer or employee of the Corporation or its affiliates.

Executive Compensation Policy

     The objective of the Corporation’s executive compensation policy is to motivate and reward the creation of long term shareholder value, as measured by the share price of the Corporation’s common shares. To this end, stock options are the focus of the program and other elements are secondary.

     In establishing the Corporation’s executive compensation policy, compensation comparisons are made with comparable companies by the Corporation’s compensation consultants. These comparisons are adjusted to reflect the relative size of the Corporation, the nature of the Corporation’s business and the particular job functions and performance of executives.

     Executive base salaries are targeted at the median of base salaries, as determined by such comparisons. The Corporation targets its benefits and perquisites at approximately the average for comparable companies. It is the policy of the Corporation not to pay annual bonuses to executive officers except in respect of their roles as executive officers of subsidiaries of the Corporation.

     Annual stock option grants for the Corporation’s most senior executives are intended to result in their total executive compensation package being approximately at the 75th percentile of comparable companies.

     The Corporation has established Long Term Incentive Programs (“LTI’s”) for employees of its two emerging technology business subsidiaries. These LTI’s provide for awards of stock appreciation rights or stock options in the respective subsidiary. The Named Executive Officers do not participate in these LTI’s in their capacities as executive officers of the Corporation.

     In 1999 the Corporation established the Directors and Officers Share Purchase Program (the “Purchase Program”). Under the Purchase Program, directors and designated officers are granted an option to purchase one common share of the Corporation for each common share purchased, to a cumulative maximum of 50,000 options. Options equal to the net purchases of common shares by the optionee during the calendar year vest at the end of the calendar year in which the purchases were made. Any options which do not vest at year end are cancelled.

     The Purchase Program was established to encourage directors and/or officers to purchase and hold common shares of the Corporation. Options granted under the Purchase Program are issued in accordance with the provisions of the Option Plan, are granted at an exercise price not less than the closing price of the common shares on the TSX for the trading day immediately preceding the date of grant and are exercisable for a period of ten years from the date of the grant. All Named Executive Officers have been designated participants under the Purchase Program.

Executive Compensation Procedures

     The Committee develops a compensation program for the Directors and the President and Chief Executive Officer. Compensation programs for other executive officers are developed by the President and Chief Executive Officer, with the approval of the Committee. Executive compensation is reviewed and set annually.

Chief Executive Officer Compensation

     The Chief Executive Officer’s compensation is established using the policy and procedures set forth above.

     For 2002, Mr. Jenkins’ annual base salary was $450,000. No annual bonus was available to Mr. Jenkins in 2002. A stock option grant on 150,000 shares was made to Mr. Jenkins on February 21, 2002. Also, during 2002 Mr. Jenkins received options to purchase 20,000 shares pursuant to the Corporation’s Directors and Officers Share Purchase Program.

     For 2003, Mr. Heck’s annual base salary is $400,000. No annual bonus is payable to Mr. Heck for 2003. A stock option grant on 200,000 shares was made to Mr. Heck on January 21, 2003 at an exercise price of $1.70.

     The Committee believes that it is important for the Chief Executive Officer of the Corporation to have significant exposure to the Corporation’s share price. As indicated above, stock options are the focus of the compensation program for the Chief Executive Officer; other compensation elements are secondary.

     Report presented by,
     Frank W. King, Chairman
     Edward M. Lakusta
     Daniel P. Owen

Performance Graph

     The following graph shows changes as at December 31 of each year, since December 31, 1997, in the value of a $100 investment in the Corporation and the S&P/TSX Composite Index assuming reinvestment of dividends.

Remuneration of Directors

     Directors, other than Mr. Heck and Mr. Delaney, are paid at the rate of $3,000 for each Board meeting attended in person and $500 where attendance is by telephone, plus expenses in connection therewith. Directors are paid $1,000 for attendance in person at any committee meeting lasting less than four hours and an additional $1,000 for each committee meeting lasting more than four hours and $500 where attendance is by telephone. Committee chairmen are paid an additional $1,000 for attendance in person at any committee meeting which they chair and an additional $500 where attendance is by telephone. Where a director is required to travel more than three hours to attend a Board or committee meeting, an additional fee of $2,000 is paid. The maximum daily payable in Board and committee fees is $5,000 for committee chairmen and $4,000 for all other directors. No directors’ fees are paid to directors who are employees of the Corporation.

     As Chairman of the Board, Mr. Delaney receives an annual fee of $100,000 in lieu of director’s meeting fees. He is also reimbursed for expenses incurred in connection with attendance at meetings of the Board and committees.

     Each of the directors, other than Messrs. Delaney and Heck, has been granted an aggregate of 180,000 options to purchase common shares. In addition, directors are designated participants in the Purchase Program described under the heading Executive Compensation Policy in this Information Circular.

     In February of 2002, Mr. Delaney received a grant of options to purchase 75,000 common shares at an exercise price of $5.60. All of the above options were granted on the basis that in the ordinary course they would be exercisable as to one third of the grant on each of the first, second and third anniversaries of the date of the grant and are exercisable for a period ending ten years from the date of the grant.

     In 2001, the Corporation established a Deferred Share Unit Plan (the “DSU Plan”) for outside directors. Under the DSU Plan, at the end of each calendar quarter all outside directors are granted deferred share units (“DSUs”) equal in value to the meeting fees payable to that director for the preceding quarter. A DSU is attributed a value based on the closing price of the Corporation’s Common Shares on the TSX on the trading day prior to the date of grant (the “Market Value”). In addition, outside directors may elect to receive 50% or 100% of their meeting fees in the form of DSUs, valued at a 10% discount to Market Value upon grant. All DSUs will be paid out in cash only. The value of a DSU, when converted to cash, is equivalent to the Market Value of a Corporation’s Common Share at the time the conversion takes place. A director cannot convert DSUs to cash until the director ceases to be a member of the Board. Mr. Delaney and Mr. Heck are not eligible to participate in the DSU Plan.

Directors’ and Officers’ Liability Insurance

     Directors’ and officers’ liability insurance in the amount of $75,000,000 was purchased during the last completed financial year at the Corporation’s expense for the protection of all the directors and officers against liability incurred by them in their capacities as directors and officers of the Corporation and its past and present subsidiaries. The premium paid by the Corporation for such insurance is currently $120,000 per year. There is a deductible to the Corporation of $100,000 per occurrence.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

      The by-laws of the TSX require disclosure on an annual basis of the approach to corporate governance by companies listed on the TSX. This requirement resulted from the issuance in December 1994 of a report of the TSE Committee on Corporate Governance in Canada. The TSX by-laws require disclosure of each company’s system of corporate governance.

      In the following chart, the Corporation’s governance procedures are compared with The Toronto Stock Exchange guidelines for effective corporate governance.

Corporation
TSX Guidelines			Alignment	The Corporation’s Governance Practice

1.	The board should explicitly assume responsibility for the stewardship of the corporation and specifically for:		Yes	The Board either directly or through Board committees, is responsible for supervision of management of the business and affairs of the Corporation with the objective of enhancing shareholder value.

	(i)	adoption of a strategic planning process;	Yes	The Board approves strategic plans of the Corporation. Once a year, the Board meets exclusively to review the strategic direction of the Corporation and to confirm strategic direction. Throughout the year, directors also receive strategic updates at regular Board meetings.

	(ii)	identification of the principal risks of the corporation’s business and ensuring implementation of appropriate systems to manage these risks;	Yes	The Board evaluates risk associated with each business segment of the Corporation in conjunction with its strategic planning activities. In addition, the Audit Committee reviews and approves risk management initiatives such as insurance and risk identification mechanisms such as the annual financial audit and internal audit activity.

	(iii)	succession planning, including appointing, training and monitoring senior management;	Yes	The Compensation Committee reviews the Corporation’s succession planning and executive development activities in consultation with the President and Chief Executive Officer.

	(iv)	communications policy;	Yes	The Board reviews and approves all major disclosure documents including the Annual Report to Shareholders, the Annual Information Form, Management’s Discussion and Analysis and Proxy Circulars. The Audit Committee reviews and approves all press releases relating to earnings and financial reporting.

	(v)	integrity of internal control and management of information systems.	Yes	The Audit Committee oversees the establishment of financial controls appropriate for the business of the Corporation. In addition, it meets regularly with the Corporation’s external auditors and approves the internal audit activities of the Corporation.

Corporation
TSX Guidelines		Alignment	The Corporation’s Governance Practice

2.	A majority of directors should be “unrelated”.	Yes	Only the President and Chief Executive Officer is a related director. The Board recognizes the importance of the President and Chief Executive Officer’s involvement in Board discussion and decision making.

3.	The board has responsibility for applying the definition of “unrelated director” to each individual director and for disclosing annually the analysis of the application of the principles supporting this definition and whether the board has a majority of unrelated directors.	Yes	The Board considers the status of each candidate for election as a director in the context of the definition of “unrelated director”. The Board seeks to fill vacancies, other than that created by a change of President and Chief Executive Officer, with unrelated directors as such vacancies occur.

4.	The board should appoint a committee of directors composed exclusively of outside, i.e., non-management, directors, a majority of whom are “unrelated” directors, with responsibility for proposing new nominees to the board and for assessing directors on an ongoing basis.	Yes	The Corporate Governance Committee of the Board is constituted entirely of unrelated directors. This committee meets prior to the approval of the annual meeting proxy circular and as otherwise required to consider nominees for appointment as directors and for assessing directors on an ongoing basis.

5.	The board should implement a process to be carried out by an appropriate committee for assessing the effectiveness of the board, its committees and the contribution of individual directors.	Yes	The Corporate Governance Committee, on an ongoing basis, assesses the effectiveness of the Board and its committees and the contribution of the individual directors.

6.	The board should provide an orientation and education program for new directors.	Yes	Immediately following appointment, new directors are provided with historic information and current strategic plans and issues relating to the Corporation. New directors are also briefed by the Chairman of the Corporation and by the Chairmen of the various committees of the Board.

7.	The board should examine its size and undertake, where appropriate, undertake to reduce the number of directors to a number which facilitates more effective decision- making.	Yes	The Board has carefully considered its size and has determined that its proposed size of ten directors is effective to provide breadth of business and technical experience and geographic representation for the locations the business operates in.

8.	The board of directors should review the adequacy and form of compensation of directors and ensure the compensation realistically reflects the responsibilities and risk involved in being an effective director.	Yes	The Board has established a compensation program for directors which appropriately addresses the risks and responsibilities of the role. The Board believes that a combination of meeting fees and equity based incentives is effective in this regard.

9.	Committees of the board should generally be composed of outside directors, a majority of whom are unrelated directors, although some board committees may include one or more inside directors.	Yes	All committees of the Board are composed exclusively of unrelated directors.

Corporation
TSX Guidelines		Alignment	The Corporation’s Governance Practice

10.	The board should assume responsibility for, or assign to a committee of directors responsibility for, developing the approach to corporate governance issues. This committee would, amongst other things, be responsible for the corporation’s response to these governance guidelines.	Yes	The Corporate Governance Committee assumes responsibility for governance matters including this disclosure.

11.	The board of directors, together with the CEO, should develop position descriptions for the board and for the CEO, involving the definition of the limits to management’s responsibilities. The board should approve or develop the corporate objectives which the CEO is responsible for meeting.	Yes	The Board has developed position descriptions for directors and for the Chief Executive Officer. The Board, in consultation with the Compensation Committee, annually establishes objectives for the CEO.

12.	The board should have in place appropriate structures and procedures to ensure that it can function independently of management. An appropriate structure would be to (i) appoint a chair of the board who is not a member of management with responsibility to ensure that the board discharges its responsibilities or (ii) adopt alternate means such as assigning this responsibility to a committee of the board or to a director, sometimes referred to as the “lead director”. Appropriate measures may involve the board meeting on a regular basis without management present or may involve expressly assigning responsibility for administering the board’s relationship to management to a committee of the board.	Yes	The Chairman of the Corporation is an unrelated director and ensures that the Board discharges its duties independently of management. The Corporate Governance Committee of the Board meets independently of management on a regular basis. The committee may address issues relating to the relationship between management and the Board within the mandate of the Board.

Corporation
TSX Guidelines		Alignment	The Corporation’s Governance Practice

13.	The audit committee should be composed only of outside directors.	Yes	The Audit Committee is composed exclusively of outside directors.

	The roles and responsibilities of the audit committee should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties.	Yes	The mandate of the Audit Committee is sufficiently detailed to provide guidance to its members as to the duties.

	The audit committee should have direct communication channels with the internal and the external auditors to discuss and review specific issues as appropriate.	Yes	The Audit Committee as a committee and through its Chairman maintains direct lines of communication with the Corporation’s external auditor and periodically meets with the auditor without management present.

	The audit committee duties should include oversight responsibility for management reporting on internal control. While it is management’s responsibility to design and implement an effective system of internal control, it is the responsibility of the audit committee to ensure that management has done so.	Yes	The Audit Committee mandate includes responsibility for oversight of the internal control process and the committee routinely reviews the effectiveness of the system of internal control with management and the Corporation’s external auditors.

14.	The board should implement a system which enables an individual director to engage an outside adviser at the expense of the corporation in appropriate circumstances. The engagement of the outside adviser should be subject to the approval of an appropriate committee of the board.	Yes	Each of the Corporate Governance Committee, the Compensation Committee and the Audit Committee is authorized to engage outside counsel and/or advisors and the Corporate Governance Committee may authorize an individual director or group of directors to engage counsel or other advisors on matters relating to the Board or any committee.

OTHER INFORMATION

Approval by Directors

      The contents and the sending of this Information Circular have been approved by the board of directors of the Corporation.

Certificate

      The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

      Dated at Calgary, Alberta this 10th day of March, 2003.

Signed “Barry M. Heck”	Signed “G.A. (Drew) Fitch”

Barry M. Heck President and Chief Executive Officer	G.A. (Drew) Fitch Senior Vice President and Chief Financial Officer

Computershare Trust Company of Canada
Transfer Agent for The Westaim Corporation
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

Please print in ink. Print in CAPITAL letters inside the grey areas as shown in this example.

Form of Proxy — Annual Meeting to be held on April 30, 2003

Notes to Proxy

1.	Each shareholder has the right to appoint a person to represent him or her at the Meeting other than persons specified on the reverse of this form. Such right may be exercised by inserting in the space provided the name of the person to be appointed, who need not be a shareholder of the Corporation (see reverse).

2.	If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this form. If you are voting on behalf of a corporation or another individual you may require documentation evidencing your power to sign the proxy with signing capacity stated.

3.	The form of proxy should be signed in the exact manner as the name appears on the proxy.

4.	If not dated, this proxy shall be deemed to be dated the date on which it was mailed to you.

5.	The securities represented by this proxy will be voted as directed by the shareholder, however, if such a specification is not made in respect to any of the matters, this proxy will be voted as recommended by Management.

VOTE USINGTHE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS AWEEK!

Voting by mail is the only method for holdings held in the name of a corporation or holdings being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined below to vote this proxy. Have this proxy in hand when you call.
Receive Documents Electronically - You can enrol to receive future securityholder communication electronically, after you vote using the Internet. If you don't vote online, you can still enrol for this service. Follow the instructions below.

•	Call the toll free number listed BELOW from a touch tone telephone. There is NO CHARGE for this call. 1-877-292-9686	•	Go to the following web site: www.computershare.com/ca/proxy	•	You can enrol to receive future securityholder communications electronically, after you vote using the Internet. If you don't vote on-line, you can still enrol by visiting www.computershare.com - click “Investors”, “View Shareholding”, and after accessing your account, click “Communication Details”.

You will need to provide your HOLDER ACCOUNT NUMBER and PROXY ACCESS NUMBER listed below.

HOLDER ACCOUNT NUMBER	PROXY ACCESS NUMBER

If you vote by telephone or the Internet, DO NOT mail back this proxy.
Proxies submitted must be received by 10:00 a.m. eastern daylight time, on April 28, 2003.

THANK YOU

This Form of Proxy is solicited by and on behalf of Management.

Appointment of Proxy

I/We being holder(s) of Common Shares of The Westaim Corporation (the “Corporation”) hereby appoint(s): Ian W. Delaney, or failing him Barry M. Heck, or failing him Brian D. Heck.	OR	Print the name of the person you are appointing if this person is someone other than the named appointees.

as my/our proxy with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxy sees fit) and all other matters that may come before the Annual Meeting of Shareholders of The Westaim Corporation to be held at Design Exchange, 234 Bay Street, Toronto Dominion Centre, Toronto, Ontario on April 30, 2003 at 10:00 a.m. eastern daylight time, and at any adjournment thereof (the “Meeting”), in the same manner, to the same extent and with same powers as if the undersigned were present at the Meeting, and without limiting the general authorization given, the persons above-named are specifically directed:

1. Election of Directors
The election of directors nominated by management of The Westaim Corporation in the accompanying Information Circular.

FOR all nominees

WITHHOLD vote for all nominees

2. Appointment of Auditors
	For	Withhold
Appointment of Deloitte & Touche LLP as Auditors and the authorization of the directors to fix their remuneration

The undersigned instructs the above-named proxy holder to act on each of the matters itemized above as directed. If no direction is given, such proxy holder shall vote for the election of the nominees listed in the Information Circular as directors and for the appointment of Deloitte and Touche LLP, as auditor and the authorization of the directors to fix their remuneration. The undersigned hereby confers discretionary authority upon such proxy holder to vote, in accordance with his or her best judgement, with respect to amendments or variations to the matters outlined above and with respect to matters other than those listed in the notice calling the Meeting and which may properly come before the Meeting. At the date hereof, management of the Corporation knows of no such amendment, variation or other matter.

Authorized Signature(s) - Sign Here - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

Signature(s)	Date - Day Month Year

Rather than receiving interim financial statements by mail, shareholders may choose to access these reports at www.westaim.com. Under securities regulations, holders may elect annually to receive interim financial statements by mail by completing and returning this card.

Please place my name on your interim financial statements supplemental mailing list.

Place Stamp Here

Computershare Trust Company of Canada 100 University Ave. 9th Floor Toronto ON M5J 2Y1

The Westaim Corporation

WESTAIM

Annual Report 2002

The Westaim Corporation
ANNUAL REPORT 2002

A message from the President & CEO	2
iFire Technology Inc.	6
NUCRYST Pharmaceuticals Corp.	12

2002 FINANCIAL INFORMATION

Management’s Discussion & Analysis	18
Management’s Responsibility for Financial Statements	24
Auditors’ Report to Shareholders	25
Consolidated Financial Statements	26
Notes to Consolidated Financial Statements	29
Board of Directors	43
Shareholder Information	43
Corporate Information	44

The Westaim Corporation

Message to shareholders

BARRY M. HECK
PRESIDENT & CEO

2002 was a year of building for Westaim. While equity markets faced numerous challenges, we maintained our strong balance sheet and continued to experience significant advancements in iFire and NUCRYST, our high potential technology businesses.

In January of 2003, I was appointed President & Chief Executive Officer and our Board of Directors initiated a plan to study options for increasing shareholder value. I look forward to working with Westaim’s dedicated team of science and business professionals as we capitalize on the impressive technological progress in both iFire Technology and NUCRYST Pharmaceuticals. 2003 will be a year of change and great promise for Westaim as our technologies move closer to product stage.

Westaim’s balance sheet remained strong in 2002. At December 31, 2002, we had $102.9 million in cash and short-term investments and no debt. While we remain confident in our ability to finance our technology investments, Westaim has demonstrated that we will protect our balance sheet and not tolerate losses from non-core businesses. To this end, in 2002 we closed our coinage division and in 2003 we took steps to close our Ethylene Coatings business, Surface Engineered Products.

The Westaim Corporation
ANNUAL REPORT 2002

NUCRYST Pharmaceuticals

NUCRYST is enviably positioned with two commercialization efforts: a profitable medical device business in partnership with Smith & Nephew plc, and a drug development plan. Both initiatives are based on our platform nanocrystalline silver technology.

In 2003, NUCRYST intends to complete the pre-clinical research required to file an Investigational New Drug (IND) application with the US Food & Drug Administration. The first IND will be aimed at eczema and related diseases of the skin. This indication was chosen because of our success in the dressing business as a barrier to infection and because our technology’s anti-inflammatory and anti-bacterial properties address a critical need in many dermatological diseases.

SALES OF ACTICOATTM DRESSINGS TO END USERS INCREASED MORE THAN 50% IN 2002

In 2002, NUCRYST continued to build on its partnership with Smith & Nephew, the world’s leading wound care company. This relationship began in 2001 and blossomed in 2002 with sales to end users increasing by more than 50 percent. Smith & Nephew has embraced the Acticoat™ brand and has successfully introduced it around the world using its 500-person sales force. In January 2003, NUCRYST received a US$3-million milestone payment from Smith & Nephew as Acticoat™ dressings were approved by European regulatory agencies as a medical device coated with a medicine. As a result, in Europe, Smith & Nephew can now make claims in addition to Acticoat™ dressings’ infection barrier properties.

We expect growth in sales to continue as the dressings further penetrate the worldwide burn market and are adopted into the larger chronic wound market. Earnings from this relationship partially offset the costs associated with the clinical trials required for regulatory approvals as we pursue our drug development strategy.

The Westaim Corporation
ANNUAL REPORT 2002

iFire Technology

With iFire Technology approaching the final development stages for its flat panel technology, Westaim has taken a more active role in both partner negotiations and management of the business. Anthony B. Johnston, a Westaim Senior Vice President and iFire Executive Vice President, was appointed President of iFire in January 2003 and will direct its commercialization efforts. Having established close relationships with partners and potential partners, I will continue to lead all partner discussions.

In 2002, iFire Technology received a significant endorsement from Sanyo Electric Co., Ltd. of Japan. Sanyo and iFire are collaborating to take iFire’s proprietary thick-film dielectric electroluminescent technology from an R&D stage to commercial readiness. Together, we have mapped out a clear technology path and identified the highest potential market opportunity for a first product. We have also begun transferring our technology to a mid-30-inch display and are preparing for manufacturing.

IFIRE EXPECTS TO PRODUCE A MID-30-INCH HDTV WITH A LOWER PRICE THAN COMPARABLY SIZED LCD AND PDP PRODUCTS

This non-exclusive agreement between Sanyo and iFire had the added benefit of increasing interest from other partner candidates. Negotiations with a select group of industry participants will continue in 2003. iFire expects to begin producing mid-30-inch flat panel TV modules in the 2005 timeframe, ahead of the widespread introduction of digital and high-definition programming, which is being mandated in the United States starting in 2007.

iFire’s first product will be a mid-30-inch, high-definition television. We have chosen this specific size range because it is a segment of the market that is not served well by either liquid crystal displays (LCD) or plasma display panels (PDP). We expect our mid-30-inch, widescreen, high-definition television to have a lower retail price than comparably sized LCD and PDP products.

The Westaim Corporation
ANNUAL REPORT 2002

Westaim Ambeon

Westaim Ambeon, our aerospace coatings division, generated $9 million in earnings in 2002 compared to $7.7 million in 2001. Ambeon’s earnings benefited from the completion of a one-time non-recurring contract with Pratt and Whitney, while its core businesses felt the impact of the downturn in the aerospace and electronics industries. We expect Ambeon to continue to be profitable in the future as it introduces new coating products into the marketplace and benefits from improvements in its primary markets.

On behalf of Westaim’s Board of Directors, I extend thanks to our employees for their ongoing commitment and outstanding performance in 2002.

Sincerely,

Signed

Barry M. Heck

President and
Chief Executive Officer

The Westaim Corporation
ANNUAL REPORT 2002

iFire: Envision Thin and Affordable

2002 was a notable year for flat panel television. Consumers are now able to choose from a small range of television technology alternatives to the traditional cathode ray tube (CRT), which has dominated the market since the advent of the television. While the interest in sleek, flat panel televisions is growing, their high price tag remains an insurmountable barrier for most buyers. As a result, the CRT will remain the dominant technology for several years to come.

CRT has always dominated the market because it sets the benchmark for the two most influential factors in a consumer’s purchasing decision: performance and price. But CRTs have a downside. They are heavy and have a practical screen size limitation because of their bulky, cumbersome form.

iFire Technology sees a major opportunity in the consumer television industry for a flat panel “hang-on-the-wall” technology that competes with CRT in both performance and price.

Today, two flat panel alternatives are available to consumers – liquid crystal display (LCD) and plasma display panel (PDP) – but both fall short of meeting the critical combination of performance and affordability offered by CRT. Industry experts estimate that of the 64 million TV sets with screen sizes greater than 25 inches sold worldwide in 2002, only half of one percent (0.5%) were LCD or PDP.

While sales for both PDP and LCD are expected to grow, even the most aggressive industry projections pose no threat to the dominance of CRT in the foreseeable future. By 2006, the industry predicts sales of televisions with screen sizes greater than 25 inches will exceed 84 million units, but together LCD and PDP will have a market share of only seven percent or less and CRT will still be the leader in both price and performance. Therefore, based on current projections, the market remains wide open for the iFire™ display technology within this timeframe.

GLASS SUBSTRATE
PRINTED METAL ROW ELECTRODES
PRINTED THICK DIELECTRIC
SPUTTERED PHOSPHOR LAYER
PATTERNED ITO COLUMN ELECTRODES
COLOR CORRECTION LAYER
2mm

iFire’s goal is to produce a top-quality mid-30-inch, high-definition television (HDTV) priced closer to the CRT than to other flat panel technologies. The proprietary iFire™ display, with its superior video performance characteristics, simple and rugged structure, and low manufacturing cost, has the potential to be the first truly affordable flat panel display television on the market.

THE iFire™ DISPLAY — HIGH PERFORMANCE, LOW COST

iFire’s proprietary technology is called thick-film dielectric electroluminescent, or TDEL, which is a variation on electroluminescent (EL) technology. EL has been in the market for decades, mainly for use in niche applications requiring high brightness and ruggedness. However, traditional EL technology can only generate the red and green color spectrum and has restrictions with scalability because of its thin-film structure, which limit its practical use. iFire’s thick-film dielectric structure and processing have overcome both of these limitations.

TDEL requires significantly fewer manufacturing steps than LCD and PDP, giving it the potential to be the most affordable option for large-screen “hang-on-the-wall” displays. Containing no gases, liquids or vacuum, an iFire™ display is inherently rugged and less susceptible to shock, vibration and breakage, all of which are significant issues for product shipping. The solid state structure and thick-film manufacturing process also make an iFire™ display less sensitive to cleanroom contamination, resulting in lower capital investment, higher manufacturing yield and reduced production cost. In addition, iFire™ displays feature full color, rapid video response, unrestricted viewing angles and a wide operating temperature range. The technology is also scalable from five to 50 inches, making TDEL an ideal flat panel display for many different applications.

PLASMA DISPLAY PANEL

Plasma display panels (PDP) are best suited for displays with screen sizes 42 inches and greater because as panel size decreases so too must the size of each pixel. Smaller pixels require even greater precision during manufacturing and cause reduction in emission efficiency, making it very difficult to achieve true HDTV resolution on PDP screens less than 40 inches in size. Even by 2006, industry

The Westaim Corporation
ANNUAL REPORT 2002

experts predict that 70 percent of PDP televisions sold will have screen sizes greater than 40 inches.

True high definition requires a minimum 1280 columns by 720 rows of resolution. The target resolution for iFire’s initial product is 1280 by 768, which can be used to display both true high definition and also computer or web browsing data in the common XGA (1024 x 768) format. A 2002 survey of flat panel products on the market found no PDP products less than 50 inches in size with true HDTV resolution. Many products are sold as “HDTV ready,” which means they incorporate a tuner card that can accept an HDTV resolution signal, but must convert the image down to their actual resolution in order to display it.

LIQUID CRYSTAL DISPLAY

Liquid crystal displays (LCD) are backlit and were originally designed for static applications and not for highly complicated data such as the full motion video of television. LCDs are lightweight and have low power consumption, making them a popular choice for computer notebook and desktop monitors. However, LCD panels have a number of video performance restrictions, including limited viewing angles and slow response rate, which cause blurriness or smearing when images move quickly.

LCD panels are fragile, involve a complicated manufacturing process in a strict cleanroom environment and require expensive, highly automated tool sets. While these challenges have been overcome for smaller displays, LCD manufacturers experience significant cost increases as screen sizes get bigger, making it more difficult to produce a commercially viable large screen size television product. By 2006, the flat panel industry predicts sales of LCD TVs with screen sizes above 25 inches to be almost three million units, but fewer than 10 percent of these will be greater than 30 inches in size due to price and performance. LCD will be the flat panel TV of choice below 25 inches.

The Westaim Corporation
ANNUAL REPORT 2002

iFire’s STRATEGY FOR SUCCESS

In 2002, iFire demonstrated a 17-inch flat panel prototype display with commercial-quality luminance, color, contrast and pixel geometries equivalent to a 34-inch display with a wide XGA (1280 x 768) pixel format. In addition, iFire prepared for mid-30-inch panel development by commissioning new column driver integrated circuits that can be used on iFire™ displays of up to 42 inches which are capable of supporting HDTV signals and has begun securing the tools needed to move to a mid-30-inch display. iFire also developed a new Efficient Resonant Integrated Supply (ERIS) power management system. The proprietary and lower cost ERIS electronics system technology will allow iFire™ wide XGA products in the mid-30-inch screen size range to operate on less than 200 Watts of power.

17'' iFire™ DISPLAY

iFire™ AIMS TO PRODUCE A TOP-QUALITY MID-30-INCH HDTV PRICED CLOSER TO THE CRT THAN TO OTHER FLAT PANEL TECHNOLOGIES

Even with recent improvements in performance and cost, both PDP and LCD are still unable to achieve a consumer price point and are not expected to be able to compete within iFire’s commercialization timeframe. Even the most aggressive industry predictions do not show any meaningful PDP or LCD penetration by 2006. iFire believes it can achieve a consumer price point by 2006, well ahead of both PDP and LCD.

iFire will begin the technology transfer to scale up to larger displays in 2003, which will lead to an initial HDTV product in the mid-30-inch screen size market. Other flat panel display technologies cannot competitively offer products in this screen size, creating a major opportunity for iFire. This segment is also the most lucrative television market because it is attractive to a broader range of consumers. iFire intends to compete in this segment of the market with a mid-30-inch HDTV product with a lower retail price than comparably sized LCD and PDP products.

The Westaim Corporation
ANNUAL REPORT 2002

In conjunction with an industry partner, production of mid-30-inch screen size products in both high definition and standard definition is expected to begin in the 2005 timeframe. As part of this strategy, iFire has a non-exclusive technology collaboration agreement with Sanyo Electric Co., Ltd. of Japan to focus on the advancement of iFire’s TDEL technology for large-screen flat panel televisions. Working with Sanyo has led to advancements in electronics that have improved image quality, increased overall panel performance and advanced technology readiness required for the technology transfer from 17-inch prototype displays to the consumer-sized mid-30-inch panels.

An opportunity exists for an affordable flat panel television technology. iFire™ displays are poised to succeed where other technologies have fallen short. 2003 will be a year of innovation, technological advancement and the beginning of iFire’s commercialization effort.

ACNE
EYE CARE
ORAL CARE
SERIOUS BURNS
RESPIRATORY DISORDERS
e.g. cystic fibrosis
& nosocomial pneumonia
SKIN DISEASES
e.g. eczema & psoriasis
PRESSURE SORES
CHRONIC WOUNDS
e.g. venous & diabetic ulcers
FOOT CARE

The Westaim Corporation
ANNUAL REPORT 2002

IN THE FUTURE, NUCRYST’S NANOCRYSTALLINE TECHNOLOGY COULD HELP WITH A HOST OF CONDITIONS FROM HEAD TO TOE WHERE INFECTION AND INFLAMMATION ARE PROBLEMS

PROVEN MEDICINE “SUPERCHARGED” BY NANOTECHNOLOGY

Not long ago, infections from common bacteria were difficult to treat and often life threatening. An infection from a simple scratch could have serious consequences, and deadly respiratory diseases like pneumonia were often incurable and easily spread. Although the discovery and development of penicillin in the 1940s changed all this, the ability of antibiotics to cure most bacterial infections has begun to erode due to widespread misuse and over-prescribing.

Most of the bacteria that were once susceptible to antibiotics are now resistant to at least one previously effective drug, and new forms of bacteria or “super bugs” are a looming threat. Medical experts worry that some bacteria are mutating faster than new antibiotics are being created, making it very difficult for the medical profession to stay ahead in the fight against infection and disease. Deadly infections of the past are coming back with a new strength and in many instances are resistant to antibiotics.

NUCRYST Pharmaceuticals has taken silver, one of nature’s most powerful antimicrobial agents, and rebuilt it atom by atom using nanotechnology. Nanotechnology refers to the science of building, visualizing and manipulating at a nanometer scale (one billionth of a meter), and is a powerful tool for medical researchers. In laboratory studies, NUCRYST’s proprietary silver nanocrystalline structure exhibits broad antimicrobial and more potent anti-inflammatory properties when compared to other forms of silver. Because conventional silver is composed of large crystals, it dissolves much too slowly for optimal effectiveness. Through nanotechnology, NUCRYST’s patent-protected, crystalline structure allows the rapid release of silver’s pharmacological power in a highly effective, controlled-release manner.

The Westaim Corporation
ANNUAL REPORT 2002

Laboratory studies have shown that NUCRYST’s technology is effective against over 150 pathogens, including some common “super bugs” such as VRE (Vancomycin-Resistant Enterococcus) and MRSA (Methicillin-Resistant Staphylococcus Aureus). Generally, antibiotics kill bacteria by attacking one part of the bacterial cell, whereas silver kills bacteria by simultaneously attacking many vital parts of each bacterial cell. Bacteria can become resistant by mutating to resist the single-mode way an antibiotic kills. It is difficult for bacteria to resist silver’s multi-modal attack, therefore, NUCRYST believes it is far less likely that bacteria will develop resistance to silver nanocrystals.

PROFITABLE MEDICAL DEVICES

NUCRYST’s nanocrystalline silver technology is now commonly used to prevent infection in serious chronic wounds and life-threatening burns. Patients with burns and other serious wounds are more likely to die from infection, not the wound itself. Recognized for its effectiveness as a barrier to infection, the company’s first wound dressing product, Acticoat™ dressings coated with SILCRYST™ nanocrystals, has become a standard treatment in major North American burn centers and acceptance is expanding to include Europe, Scandinavia, Asia and Australia.

NUCRYST has a worldwide, exclusive partnership with Smith & Nephew plc, a global leader in advanced wound management. Its 500-person wound care sales force markets and distributes NUCRYST’s dressing products under the Acticoat™ brand name in 22 countries around the world.

Smith & Nephew Acticoat™ products

The Westaim Corporation
ANNUAL REPORT 2002

Effective January 2003, Acticoat™ dressings have been approved by European regulatory agencies as a medical device coated with a medicine. In Europe, in addition to promoting Acticoat™ dressings’ infection barrier properties, Smith & Nephew can also now promote Acticoat™ dressings’ ability to:

•	Provide sustained release of silver to the wound bed;

•	Protect wounds against invasive infection; and

•	Prevent and reduce infection.

NEW DRUGS FOR INFECTION AND INFLAMMATION

The antimicrobial and anti-inflammatory properties of nanocrystalline silver show promise for many diseases, making this unique form of silver an attractive technology platform for pharmaceutical product development. Having already discovered an active, multimodal dual action compound, NUCRYST’s drug development path is shortened compared to the traditional discovery and development route for most new drugs. NUCRYST is focusing on formulations, pre-clinical studies and clinical trials appropriate for a variety of diseases, rather than incurring the risk and significant cost of discovering and developing a completely new compound.

Many diseases have both an infectious and inflammatory component. The first indication that NUCRYST will target is eczema, a very common skin disease characterized by inflammation and itching. Infection often accompanies eczema as a result of excessive scratching, which damages or excoriates the skin, and because eczema patients may lack endogenous antimicrobial substances in their skin. The two leading anti-inflammatory therapies, topical steroids and topical immunomodulators (TIMS), do not fully meet patient and physician requirements because of their many side effects, lack of long-lasting efficacy and tendency to promote rather than treat infections. Today, there are no drugs available for eczema that are both anti-inflammatory and antimicrobial. Due to nanocrystalline silver’s dual action (providing both antimicrobial and anti-inflammatory activity), NUCRYST believes that its proprietary silver formulation will be more effective than the leading drug classes available today.

The Westaim Corporation
ANNUAL REPORT 2002

Topical steroids are typically the first line of treatment for many skin diseases, but are not always the most effective. Steroids are known to cause many side effects such as atrophy (thinning of the skin), telangiectasia (visible “spider-like” blood vessels) and striation (striping) of the skin. In addition, topical steroids are vulnerable to tachyphylaxis (loss of efficacy over time) and run the risk of systemic absorption.

TIMS produce their anti-inflammatory effect by inhibiting the immune system. Since they are potent immunosuppressants, they are indicated after other treatments (such as topical steroids) have proven to be ineffective or are deemed inadvisable. In addition to a burning sensation often experienced upon application, side effects may include the increased risk of superficial skin infections, such as shingles (herpes zoster virus infection) or eczema herpeticum, due to TIMS potent immunosuppressant activity.

In contrast, NUCRYST’s nanocrystalline silver does not appear to suppress the immune system or damage the skin. Nanocrystalline silver has the added potential benefit of combating secondary infections that are common to eczema sufferers, something that steroids and TIMS cannot do. NUCRYST’s in vivo laboratory results are very encouraging. Pre-clinical research is nearing completion and NUCRYST plans to begin human clinical trials in 2003.

Despite the risks and limitations of both topical steroids and TIMS, they have a sizeable market, generating US$720 million and US$150 million in annual sales respectively, in the United States alone. TIMS have only been on the market for two years, demonstrating that physicians and patients are seeking and willing to

SILCRYST™ is a trademark of NUCRYST Pharmaceuticals Corp. ACTICOAT™ is a trademark of Smith & Nephew plc

The Westaim Corporation
ANNUAL REPORT 2002

try new, more effective treatments. NUCRYST believes that a new dual action drug that addresses both inflammation and infection without the risks associated with steroids and TIMS will be well received by doctors and patients.

PRODUCT PIPELINE OF POTENTIAL INDICATIONS

NUCRYST holds an enviable position in the drug development industry. It has a proven platform technology that will shorten the time and significantly reduce the cost for drug development compared to the traditional drug discovery route. In addition, its profitable medical device business helps offset the costs associated with drug development.

Treating eczema is only the beginning. NUCRYST has already begun investigating the effectiveness of its technology for other conditions, including respiratory infections and inflammation. In years to come, NUCRYST will seek approvals for other products. Potentially, an inhaled form of nanocrystalline silver to fight lung infections such as hospital-acquired pneumonia could be developed. Numerous other lung conditions such as cystic fibrosis, emphysema and bronchitis may also benefit from nanocrystalline silver’s dual antimicrobial and anti-inflammatory actions.

In the future, NUCRYST could help with a host of conditions from head to toe where infection and inflammation are problems. Diseases and conditions like acne, psoriasis, athlete’s foot, nail fungus and ear infections could all possibly be treated based on NUCRYST’s platform technology.

The Westaim Corporation
ANNUAL REPORT 2002

MANAGEMENT’S DISCUSSION AND ANALYSIS

THE FOLLOWING DISCUSSION OF THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION FOR THE YEARS ENDED DECEMBER 31, 2002, AND DECEMBER 31, 2001, SHOULD BE READ IN CONJUNCTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS AND ACCOMPANYING NOTES.

CONSOLIDATED RESULTS

Overview

For the year ended December 31, 2002, The Westaim Corporation reported a net loss of $49.8 million compared to a net loss of $67.5 million in 2001. Revenues from continuing operations for the year ended December 31, 2002, were $49.1 million compared to $50.3 million in 2001.

The Company reported a loss from discontinued operations of $19.7 million in 2002 compared to $59.0 million in 2001 and a loss from continuing operations of $30.1 million in 2002 compared to $8.4 million in 2001. The loss from continuing operations in 2002 reflected a planned increase in net research and development spending, lower equity losses, lower interest income and higher income tax expense compared to 2001, while the loss from continuing operations in 2001 benefited from a gain on sale of assets of $20.1 million.

In May 2002, the Company announced its intention to close the Coinage division and to seek a strategic buyer for its Ethylene Coatings business. As a result, these businesses have been accounted for as discontinued operations in 2002 and 2001. Write downs in the carrying value of assets of $34.7 million recorded in continuing operations in 2001 have been reclassified to discontinued operations in 2002 for comparative purposes.

The basic and diluted net loss per common share was $0.64 in 2002 compared to a basic and diluted net loss per common share of $0.87 in 2001. The basic and diluted loss per common share from continuing operations was $0.39 in 2002 and $0.11 in 2001. Weighted average shares outstanding were 77.9 million and 77.7 million in 2002 and 2001 respectively.

A comparison of operating costs from continuing operations in 2002 compared to the prior year is as follows:

		% of		% of
($millions)	2002	Revenue	2001	Revenue

Manufacturing	$24.8	50.5%	$25.5	50.8%
Selling, general and administrative	8.5	17.2%	11.7	23.3%
Research and development	25.7	52.4%	16.9	33.7%
Depreciation and amortization	5.8	11.9%	5.6	11.0%

	$64.8		$59.7

Manufacturing costs were generally consistent with the prior year. Lower selling and administration costs were the result of the sale of the Acticoat™ burn business to Smith & Nephew plc (Smith & Nephew) in May 2001 and the concomitant transfer of marketing and sales activities for Acticoat™ products to Smith & Nephew. The increase in research and development expenses primarily reflected a planned reduction in funding contributions to iFire Technology Inc. (“iFire”) from Technology Partnerships Canada (“TPC”), discussed below, and increased research and development costs related to pharmaceutical development at Nucryst Pharmaceuticals Corp. (“Nucryst”). All eligible research and development expenditures qualify for a 20% tax credit that can be utilized when the Corporation reaches a taxable position. No development costs were capitalized in 2002 and 2001.

Corporate expenses for the year ended December 31, 2002, were $6.7 million, down from $7.8 million in 2001, reflecting the impact of a corporate reorganization in mid-2002.

Interest income on cash and cash equivalents and short-term investments was lower in 2002 by $5.5 million reflecting lower interest rates, lower cash balances and the effect of a strengthening Canadian dollar in 2002 compared to 2001. Future income tax expense, a non-cash item, increased by $6.1 million in 2002 primarily due to a reduction in the Company’s future income tax asset.

The Westaim Corporation
ANNUAL REPORT 2002

MANAGEMENT’S DISCUSSION AND ANALYSIS

CONSOLIDATED RESULTS (CONTINUED)

Non-recurring items – 2002

The 2002 equity loss of $3.4 million includes write downs of $2.4 million. The Company made a strategic decision during the year to discontinue investment, and reduce its holdings, in early stage emerging technology businesses made through its Westaim Partners division.

Non-recurring items – 2001

In May 2001, the Company received proceeds of $23.1 million and recorded a gain of $20.1 million on the sale of assets related to Nucryst’s burn business to Smith & Nephew.

In the fourth quarter of 2001, the Company recorded a $34.7 million write down in the carrying value of assets in the Coinage Products and the Ethylene Coatings operating segments. The write down, discussed more fully in Note 15 to the 2002 Consolidated Audited Financial Statements, reflected uncertainty regarding the ability to secure profitable future coin blank and other coinage-related contracts due to over-capacity in the coinage products market, a significant and sustained downturn in the global ethylene industry and changes to manufacturing processes. This write down has been included in discontinued operations.

Equity losses of $18.7 million in 2001 include write downs in the value of investments accounted for under the equity method totaling $10.2 million, reflecting lower valuations in 2001 for technology-based investments.

DISCONTINUED OPERATIONS

In May 2002, the Company announced its intention to close the Coinage division and to sell or close its Ethylene Coatings business. As a result, these businesses are now accounted for as discontinued operations.

The decision to discontinue the Coinage business followed several quarters of operating losses. The outlook for the business was unsustainable as a result of weak demand and global over-capacity in the coin blank industry following completion of the multi-year Euro coin project.

The Ethylene Coatings business, Surface Engineered Products (“SEP”), produces anti-coking coatings for furnaces used in the production of ethylene. SEP’s main target market, the ethylene industry, has been experiencing harsh economic conditions and the rate of adoption of the anti-coking technology has not met expectations. Subsequently, SEP operations were shut down in February 2003 after the completion of contracted production.

The loss from discontinued operations for the year ended December 31, 2002, of $19.7 million includes provisions for workforce reductions and other shutdown and asset disposal costs totaling $9.1 million. All expected future losses from the Ethylene Coatings business were included in the net loss from discontinued operations recorded in 2002. Accounts payable and accrued liabilities as at December 31, 2002, include accruals and provisions of $7.5 million relating to discontinued operations which will have a negative impact on working capital in 2003. Details of the financial impact of discontinued operations are found in Note 4 to the 2002 Consolidated Audited Financial Statements.

OPERATIONS

Westaim’s operations are organized into two high-potential emerging technology businesses: iFire Technology Inc. (“iFire”) and Nucryst Pharmaceuticals Corp. (“Nucryst”); and one industrial materials technology business – Ambeon. Westaim’s primary strategy is to invest in the independent technical, research, operating, and marketing and sales capabilities of each of its technology investments, through the early years of product development, introduction and commercialization.

iFire Technology Inc.

iFire, based in Toronto, Ontario, has developed a proprietary full-colour solid state display technology with applications in both the fast-growing large screen TV market and small graphic display market. This business unit continues to achieve strategic milestones towards proving the commercial viability of its technology. In 2002, iFire entered into a technology collaboration agreement with Sanyo Electric Co., Ltd. to provide research and development expertise to iFire. iFire continues to make further technical improvements to its displays as measured in colour, brightness, lifetime and electronics.

The Westaim Corporation
ANNUAL REPORT 2002

MANAGEMENT’S DISCUSSION AND ANALYSIS

OPERATIONS (CONTINUED)

The net loss in iFire for the year ended December 31, 2002, was $16.9 million after Technology Partnerships Canada (“TPC”) funding compared to $10.1 million in 2001. Licensing revenues recognized from the TDK Agreement were $4.3 million in both 2002 and 2001. Total expenses for research, development and trial manufacturing including depreciation, and before TPC funding, was $29.2 million in 2002 compared to $27.2 million in 2001. The increase in expenses primarily reflected salary and wage costs for research and development staff.

In 2001, iFire entered into a research and development contribution agreement with the Government of Canada through TPC. Under the agreement, TPC has agreed to contribute 28.371% of eligible research and development costs and related capital expenditures incurred by iFire, until April 30, 2003 to a maximum of $30 million. In exchange, iFire will pay a royalty to TPC equal to 1.065% of eventual commercial sales of the technology under development. In addition, TPC received warrants to purchase common shares of iFire, representing approximately 0.5% of the current outstanding common shares of iFire. Contributions from TPC are recorded as a reduction of the cost of the applicable capital asset or credited to the statement of operations of iFire, as determined by the nature of the expenditure being funded. Under this arrangement, iFire is eligible to receive the balance of this funding of $6.5 million in 2003.

The impact of the TPC funding on the operating results of the iFire business segment is summarized as below:

	Operating Expenses			Capital Expenditures

($millions)	2002	2001	2000	2002	2001	2000

Expenses – iFire	$29.2	$27.2	$25.5	$3.9	$3.1	$3.7
TPC funding	8.0	12.9	–	1.0	1.6	–
Net Expenses – iFire	$21.2	$14.3	$25.5	$2.9	$1.5	$3.7

In 2000, iFire entered into a strategic partnership with TDK, a major Japanese electronics manufacturer. The transaction included the purchase of a 2.5% equity investment in iFire and an up-front license fee of $11.8 million for the non-exclusive right to use iFire’s proprietary technology to manufacture flat panel displays under 12 inches in size and ongoing royalty payments on future sales of displays manufactured by TDK using iFire technology. The up-front license fees received from TDK are being recognized in revenue over three years, the period that the services are provided. The remaining $0.6 million in deferred licensing revenue will be recognized in 2003.

The 2003 outlook for iFire is to continue research and development at levels comparable to 2002 and to make capital expenditure investments in the range of $10-15 million. iFire intends to pursue a strategy of developing relationships with major international electronics companies with a view to jointly exploiting the commercialization of large format display products and sharing in the development and capital costs of a large scale manufacturing facility.

Nucryst Pharmaceuticals Corp.

Nucryst researches, develops and commercializes medical devices and pharmaceutical products based on its noble metal nanocrystalline technology. The net loss for the year ended December 31, 2002, was $7.0 million compared to $6.2 million in 2001. Revenues for the year ended December 31, 2002, were lower, at $8.3 million compared to $9.8 million in the prior year which included $3.5 million of sales in 2001 made directly to customers prior to the Smith & Nephew transaction. Research and development, manufacturing, selling and administration expenses including depreciation, were $15.3 million in 2002 compared to $16.1 million in 2001.

Nucryst’s first products, Acticoat™ Burn Dressings and Acticoat 7™ Antimicrobial Dressings, targeting the burn and chronic wound markets, were developed and sold by Nucryst until May 2001 when a series of agreements were completed with Smith & Nephew under which Smith & Nephew acquired an exclusive global license to the Nucryst antimicrobial coating technology for wounds, together with Nucryst’s U.S. and Canada Acticoat™ burn dressing business. The gain on sale of the burn portion of Nucryst’s business amounted to $20.1 million. Nucryst continues to manufacture Acticoat™ products for Smith & Nephew and receives royalty payments based on Smith & Nephew’s global sales. The two companies are collaborating to develop the technology for the introduction of new products for chronic and serious wounds.

Prior to May 2001, revenue reflected direct sales by Nucryst to customers. Commencing in May 2001, revenue comprises licensing royalties, milestone payments and manufacturing revenues relating to Acticoat™ products sold by and produced for Smith & Nephew. Revenue from licensing and manufacturing in 2002 was $8.3 million while revenues from licensing and manufacturing and direct sales totaled $8.2 million in 2001. In addition, milestone revenue of $1.6 million was recognized in 2001, reflecting payments from Smith & Nephew for the achievement of certain sales targets. Total sales to end users of Acticoat™ products increased by more than 50% in 2002 compared to 2001.

The Westaim Corporation
ANNUAL REPORT 2002

MANAGEMENT’S DISCUSSION AND ANALYSIS

OPERATIONS (CONTINUED)

Capital spending totaled $2.4 million in 2002 compared to $0.5 million in 2001. This increase is primarily related to the addition of equipment that more than doubles Nucryst’s manufacturing capacity of Acticoat™ products. Nucryst’s administration and pharmaceutical research activities are primarily based in Wakefield, Massachusetts, and manufacturing operations are located in Fort Saskatchewan, Alberta.

The outlook is for continued growth in licensing and manufacturing revenues as Acticoat™ products are launched in the United States and Europe by Smith & Nephew. In January 2003, Nucryst received a US$3-million milestone payment from Smith & Nephew related to certain regulatory approvals in Europe. Increases in revenue are expected to be significantly more than offset by increases in research and development expenditures as Nucryst expands clinical and pre-clinical research into the pharmaceutical attributes of its noble metal nanocrystalline technology. Nucryst’s current research and development effort is focused on obtaining U.S. Food and Drug Administration approval of one or more drugs to be used in the treatment of dermatology indications and will involve four to seven years of clinical development.

Ambeon

Westaim’s Ambeon division, with operations in Fort Saskatchewan, Alberta, develops, manufactures and markets coating materials and products for customers in the aerospace, electronics, catalyst and other markets.

The net earnings from Ambeon operations for the year ended December 31, 2002, were $9.0 million on revenue of $36.4 million compared to net earnings of $7.7 million on revenue of $36.2 million in 2001. Revenue from core product lines declined 18.3% from $33.8 million in 2001 to $27.6 million in 2002 and earnings from core products declined to $2.6 million from $7.0 million in 2001, reflecting the general downturn in the aerospace and electronics industries.

The cyclical decline in the core business has been offset by favourable results from a one-time materials supply contract, which is expected to be completed in the first quarter of 2003. Revenues and earnings from this contract were $8.9 million and $6.4 million respectively in 2002 compared to $2.4 million and $0.7 million in 2001.

Notwithstanding the downturn in its core business, Ambeon continued to invest in future products with expenditures of $2.4 million in materials research and development in 2002 compared to $2.1 million in 2001. Capital spending totaled $1.2 million in 2002 compared to $3.2 million in 2001.

During the year, Ambeon sold 352 tonnes of nickel composite and other nickel-based materials to the aerospace and electronics industries compared to 387 tonnes in 2001. Ambeon also sold 373 tonnes of nickel welding powders compared to 545 tonnes in 2001.

The outlook for the division is for modest cyclical improvement in both the aerospace and electronics powders segments during 2003. The Company will continue to invest in research and development of new advanced materials based on its core coatings technology expertise and expects to introduce several new products to the market during the year.

INVESTMENTS

Until early 2002, Westaim, through its Westaim Partners division, made early stage investments in emerging technology businesses. In May 2002, the Company made the decision to discontinue further early stage investments and began to reduce its existing investment portfolio. The Company recorded equity losses and write downs related to these investments of $3.4 million in 2002 compared to $18.7 million of equity losses and write downs in 2001. The carrying value of the remaining investments at December 31, 2002, was $0.5 million.

INVENTORY

Westaim’s inventories were $13.9 million at December 31, 2002, compared to $18.5 million at December 31, 2001. The decline in inventory is primarily a result of reduced activity and inventory management initiatives in Ambeon. Inventories relating to Ambeon account for 71% of total inventory.

The Westaim Corporation
ANNUAL REPORT 2002

MANAGEMENT’S DISCUSSION AND ANALYSIS

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2002, the Corporation had cash and cash equivalents and short-term investments of $102.9 million compared to $138.4 million at December 31, 2001. This reduction in liquidity of $35.5 million is primarily the result of cash used in continuing operations before working capital changes of $17.7 million compared with $5.0 million in 2001, and cash used in discontinued operations of $11.2 million compared with cash provided from discontinued operations of $15.7 million in 2001. Changes in non-cash working capital balances related to continuing operations generated cash of $2.9 million in 2002 compared to a use of cash of $5.6 million in 2001 and capital expenditures for continuing operations totaled $7.2 million in 2002 compared to $5.7 million in 2001.

Cash from discontinued operations in 2001 benefited from significant collections of receivables relating to coinage contracts in 2000 that did not continue in 2001. Cash in 2001 also benefited from the receipt of proceeds of $23.1 million from the sale of Nucryst’s North American burn business.

Management believes that current cash balances and cash generated from operations will be sufficient to finance the Company’s future operations and capital expenditures.

DIVIDENDS

The Company did not pay cash dividends in 2002 or 2001 and has a policy of retaining its cash reserves to finance capital projects and business growth.

RISKS AND UNCERTAINTIES

The Company’s core operating businesses are the production and marketing of metal-based powders and products. Earnings performance can be sensitive to fluctuations in nickel commodity prices. From time to time, Westaim hedges its exposure to nickel commodity price changes through the use of forward contracts. The Company’s earnings performance can also be sensitive to currency and interest rate fluctuations. Westaim reduces this exposure by entering into foreign currency forward transactions and interest rate forward rate agreements from time to time.

The Company invests in new technologies with the objective of providing leadership, strategy and capital to commercialize the technology as quickly as possible. There is significant risk that the technology may not be able to be commercialized in a timely or cost-effective manner or that it may not be accepted by the marketplace. Westaim reduces this risk by investing in multiple technologies and in businesses that have passed the early stages of development.

The Company’s technology businesses are dependent upon the talents and knowledge of key individuals in each of the businesses. The risk of losing valuable information in the event one of these individuals leaves the Company is minimized by the use and enforcement of confidentiality agreements. The Company also provides competitive remuneration and incentives for the retention of key personnel.

The Westaim Corporation
ANNUAL REPORT 2002

MANAGEMENT’S DISCUSSION AND ANALYSIS

ENVIRONMENTAL MATTERS

The Company’s operations are, and will continue to be, affected by federal, provincial and local laws and regulations regarding the protection of the environment. The Company and its subsidiaries have policies and procedures in place which support a comprehensive environmental management system that includes audits, legal compliance and reporting.

The provision for site restoration increased by $0.6 million in 2002 to $7.7 million. The provision relates primarily to site restoration costs associated with the discontinuance of DS nickel production as well as to soil and groundwater reclamation and remediation costs, which have been based on estimates provided by independent consultants. The Company expects to spend approximately $3.4 million in remediation activities in 2003 related to the decommissioning and decontamination of DS nickel production equipment and sites. Thereafter, unless a plant site is decommissioned, it is expected that only nominal amounts will have to be expended.

MARKET FOR SECURITIES

The common shares of The Westaim Corporation are listed on The Toronto Stock Exchange under the symbol WED and on Nasdaq under the symbol WEDX.

The Westaim Corporation
ANNUAL REPORT 2002

Management’s Responsibility for Financial Statements

The accompanying consolidated financial statements, the notes thereto and other financial information contained in this annual report have been prepared by, and are the responsibility of, the management of The Westaim Corporation. Financial information contained throughout this annual report is consistent with the financial statements. These financial statements have been prepared in accordance with generally accepted accounting principles, using management’s best estimates and judgements when appropriate. The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control. Policies and procedures are designed to give reasonable assurance that transactions are properly authorized, assets are safeguarded and financial records properly maintained to provide reliable information for the preparation of financial statements. The Audit Committee, which is comprised of three Directors, none of whom is an officer of the Company, meets with management as well as the external auditors to satisfy itself that management is properly discharging its financial reporting responsibilities and to review the consolidated financial statements and the report of the auditors. It reports its findings to the Board of Directors who approve the consolidated financial statements.

The consolidated financial statements have been audited by Deloitte & Touche LLP, the independent auditors, in accordance with generally accepted auditing standards. The auditors have full and unrestricted access to the Audit Committee.

Signed	Signed

Barry M. Heck	G.A. (Drew) Fitch
President and Chief Executive Officer	Senior Vice President and Chief Financial Officer

February 20, 2003

The Westaim Corporation
ANNUAL REPORT 2002

Auditors’ Report

To the Shareholders of The Westaim Corporation

We have audited the consolidated balance sheets of The Westaim Corporation as at December 31, 2002 and 2001 and the consolidated statements of loss, deficit and cash flow for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and cash flow for the years then ended in accordance with Canadian generally accepted accounting principles.

Signed

Deloitte & Touche LLP

Chartered Accountants

January 30, 2003

The Westaim Corporation
ANNUAL REPORT 2002

CONSOLIDATED BALANCE SHEETS

	December 31	December 31
(thousands)	2002	2001

ASSETS
Current
Cash and cash equivalents	$77,631	$138,373
Short-term investments	25,250	–
Accounts receivable	14,114	18,152
Inventories (Note 5)	13,939	18,510
Other	858	929

	131,792	175,964
Capital assets (Note 6)	45,265	44,833
Deferred charges (Note 7)	2,461	2,085
Future income taxes (Note 8)	5,730	12,115
Investments (Note 9)	500	3,182

	$185,748	$238,179

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	$19,220	$17,943
Provision for site restoration (Note 10)	7,749	7,175
Deferred licensing revenue (Note 11)	565	4,439

	27,534	29,557
Commitments and contingencies (Note 18)
Shareholders’ equity
Capital stock (Note 12)	373,128	372,598
Contributed Surplus (Note 12)	403	–
Deficit	(215,317)	(163,976)

	158,214	208,622

	$185,748	$238,179

Approved on behalf of the Board:

Signed	Signed

Ian W. Delaney	Guy J. Turcotte
Director	Director

The Westaim Corporation
ANNUAL REPORT 2002

CONSOLIDATED STATEMENTS OF LOSS AND CONSOLIDATED STATEMENTS OF DEFICIT

	Year Ended	Year Ended
	December 31	December 31
(thousands)	2002	2001

Revenue	$49,063	$50,267
Costs
Manufacturing	24,787	25,551
Selling, general and administrative	8,454	11,711
Research and development (Note 13)	25,692	16,924
Depreciation and amortization	5,849	5,551

Divisional loss	(15,719)	(9,470)
Corporate costs	(6,686)	(7,750)
Interest income	2,206	7,727
Gain on sale of assets (Note 14)	–	20,122
Equity loss (Note 9)	(3,410)	(18,687)

Loss from continuing operations before income taxes	(23,609)	(8,058)
Income tax expense (Note 8)
Current	(101)	(75)
Future	(6,385)	(295)

	(6,486)	(370)

Loss from continuing operations	(30,095)	(8,428)
Loss from discontinued operations net of income taxes (Note 4)	(19,667)	(59,031)

Net loss for the year	$(49,762)	$(67,459)

Loss per common share (Note 20)
Continuing operations — basic and diluted	$(0.39)	$(0.11)
Net loss — basic and diluted	(0.64)	(0.87)
Weighted average number of shares outstanding (thousands)	77,924	77,741

Deficit at beginning of year	$(163,976)	$(96,517)
Change in accounting policy (Note 3)	(1,579)	–

As restated	(165,555)	(96,517)

Net loss	(49,762)	(67,459)

Deficit at end of year	$(215,317)	$(163,976)

The Westaim Corporation
ANNUAL REPORT 2002

CONSOLIDATED CASH FLOW STATMENTS

	Year Ended	Year Ended
	December 31	December 31
(thousands)	2002	2001

OPERATING ACTIVITIES
Loss from continuing operations	$(30,095)	$(8,428)
Items not affecting cash
Depreciation and amortization	5,849	5,551
Provision for site restoration costs	1,120	3,070
Future income taxes	6,385	295
Loss (gain) on sale of assets	422	(20,122)
Deferred licensing revenue	(4,270)	(4,272)
Equity loss on investments	3,410	18,687

Other items	(479)	194
Cash used in continuing operations before non-cash working capital changes	(17,658)	(5,025)
Changes in continuing operations non-cash working capital
Accounts receivable	629	6,899
Inventories	3,280	(5,535)
Other	(52)	(949)
Accounts payable and accrued liabilities	(823)	(5,782)
Site restoration expenditures	(546)	(585)
Deferred licensing revenue	396	386

Cash used in continuing operations	(14,774)	(10,591)
Cash (used in) provided from discontinued operations	(11,179)	15,683

Total cash (used in) provided from operating activities	(25,953)	5,092

INVESTING ACTIVITIES
Capital expenditures — continuing operations	(7,218)	(5,675)
Capital expenditures — discontinued operations	(478)	(2,144)
Short-term investments	(25,250)	—
Deferred charges	(948)	(629)
Proceeds on sale of assets (Note 14)	—	23,127
Investments	(728)	(6,384)

Cash (used in) provided from investing activities	(34,622)	8,295

FINANCING ACTIVITIES
Issuance of common shares	151	467
Repurchase of common shares	(318)	—

Cash (used in) provided from financing activities	(167)	467

Net (decrease) increase in cash and cash equivalents	(60,742)	13,854
Cash and cash equivalents at beginning of year	138,373	124,519

Cash and cash equivalents at end of year	$77,631	$138,373

The Westaim Corporation
ANNUAL REPORT 2002

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1	BASIS OF PRESENTATION

The Westaim Corporation (“the Company”) was incorporated on May 7, 1996 by articles of incorporation under the Business Corporation Act (Alberta).

The consolidated financial statements include the accounts of the Company, and its principal subsidiaries, iFire Technology Inc. (“iFire”), Nucryst Pharmaceuticals Corp. (“Nucryst”), Surface Engineered Products Corporation (“SEP”), and Neomet Limited.

All amounts are expressed in thousands except per share data.

2	SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

a)	Principles of consolidation

The financial statements of entities, which are controlled by the Company, referred to as subsidiaries, are consolidated. Entities which are not controlled, but over which the Company has the ability to exercise significant influence are accounted for using the equity method of accounting. Investments in other entities are accounted for using the cost method.

b)	Use of estimates

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenue and expenses during the year. Significant estimates include the provision for site restoration, provision for discontinued operations, future income taxes, and useful lives of capital assets. Actual results could differ from those estimates.

c)	Translation of foreign currencies

Transactions in foreign currencies are translated into Canadian dollars at rates of exchange at the time of such transactions. Monetary assets and liabilities are translated at current rates of exchange. Foreign operations are considered financially and operationally integrated and are translated into Canadian dollars using the temporal method of translation. Gains or losses resulting from the translation adjustments are included in income. Foreign exchange losses included in divisional loss and interest income in 2002 amounted to $326 (2001 gains – $865).

d)	Revenue recognition

Revenue is generally recognized when the product has been delivered. Specific revenue recognition policies for each of the Company’s operating segments are as follows:

Continuing operations

Ambeon – Revenue is generally recognized at the time of shipment. Under certain consignment contracts, revenue is recognized on the date that the product is used by the customer.

Nucryst Pharmaceuticals – Revenue from direct sales to third parties is recognized upon delivery. For products manufactured under license, revenue is recorded at the date of shipment at actual cost plus an agreed markup, plus a royalty based on a percentage of sales revenue earned by the licensee on sales to third parties. Revenue relating to the achievement of milestones under licensing agreements is recognized when the milestone event has occurred.

iFire Technology – The Company recognizes revenue from licensing fees over the term that services are being rendered. Deferred licensing revenue represents amounts received under agreements for which the process of earning the revenue has not been completed. Royalties are recognized when earned in accordance with the terms of the specific agreement.

Discontinued operations

Coinage Products – Revenue is generally recognized on delivery to and acceptance by third party customers. Under certain contracts, revenue is recognized at time of shipment.

The Westaim Corporation
ANNUAL REPORT 2002

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2	SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)

SEP – For certain products and services, revenue is recognized on the percentage of completion basis, as specific critical events occur. In some instances, product is sold on the basis of achieving defined performance standards. In these cases, revenue is not recognized until these performance standards have been achieved. In addition, a provision for potential warranty expense is provided for at the time of sale, based on warranty terms and prior claims experience.

e)	Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit and highly liquid short-term investments with original maturities at the date of acquisition of 90 days or less and are recorded at cost.

f)	Short-term investments

Short-term investments consist of money-market instruments with maturities of less than one year. As at December 31, 2002 the Company held short-term investments recorded at a cost of $25,250 which reflects current market values. At December 31, 2001 the Company held no short-term investments.

g)	Inventory valuation

Finished products, raw materials, materials in process, spare parts and operating materials are valued at the lower of average cost and net realizable value.

h)	Research and development costs

Research costs are expensed as incurred and significant project development costs are capitalized in accordance with Canadian generally accepted accounting principles once the Company has determined that commercialization criteria concerning the product or process have been met. Amortization of these costs over their estimated useful life commences with the successful commercial production or use of the product or process. On an ongoing basis, Management reviews the unamortized balance to ensure that the deferred development costs continue to satisfy the criteria for deferral and amortization.

As at December 31, 2002 and 2001, no research and development costs have been capitalized.

i)	Government assistance

Government assistance towards research and development expenditures related to capital assets used for research and development is credited against the cost of the related capital asset and all other assistance is credited against the related expenses as incurred.

j)	Capital assets

i)	Property, Plant and Equipment – Property, plant and equipment are stated at cost. Depreciation and amortization is calculated using a straight-line method based on estimated useful lives of the particular assets which do not exceed 20 years for buildings and 10 years for equipment.

ii)	Carrying Value – The Company evaluates the carrying value of property, plant and equipment whenever events or changes in circumstances indicate that the carrying value may not be recoverable, and recognizes an impairment charge when it is probable that estimated future non-discounted cash flows of the underlying assets will be less than the carrying value of the assets.

k)	Site restoration costs

Site restoration costs have been estimated taking into consideration the anticipated method and extent of the remediation consistent with regulatory requirements, industry practices, current technology and the possible uses of the site. The estimated amount of future restoration costs is reviewed regularly based on available information. Where the forecasted net restoration costs exceed existing provisions, an additional expense is recognized in the period.

l)	Derivative financial instruments

Derivative financial instruments are utilized by the Company in the management of commodity price, interest rate, and foreign currency exposures. The Company’s policy is not to utilize derivative financial instruments for trading or speculative purposes.

The Westaim Corporation
ANNUAL REPORT 2002

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2	SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

The Company enters into hedges of its commodity price exposure on nickel raw material inventory and anticipated future sales by entering into nickel forward contracts, when deemed appropriate. Gains and losses on nickel forward contracts used to hedge nickel raw material inventory and anticipated future sales are accrued under inventory on the balance sheet and recognized in the income statement when the underlying product is sold.

The Company also enters into forward agreements in order to reduce the impact of fluctuating interest rates on its short-term investments and fluctuating foreign currency exchange rates on anticipated future cash flows. These forward agreements are not designated as hedges. They require the exchange of payments without the exchange of the notional principal amount on which payments are based. These instruments are recorded at the lower of cost or market.

m)	Income taxes

Income taxes are accounted for using the liability method of income tax allocation. Under the liability method, income tax assets and liabilities are recorded to recognize future income tax inflows and outflows arising from the settlement or recovery of assets and liabilities at their carrying values.

Income tax assets are also recognized for the benefits from tax losses and deductions that cannot be identified with particular assets or liabilities, provided those benefits are more likely than not to be realized. Future income tax assets and liabilities are determined based on the tax laws and rates that are anticipated to apply in the period of realization.

n)	Stock-based compensation plans

The Company and certain of its subsidiaries have stock-based compensation plans, which are described in Note 12. No compensation expense is recognized for these plans when stock options are issued. Any consideration paid by option holders for the purchase of stock is credited to capital stock. If plan entitlements are repurchased from the holder, the consideration paid is charged to retained earnings. Any obligation related to increases in the value of Deferred Share Units is accrued when the change in value occurs, with an offset to the Statement of Loss.

Effective January 1, 2002, the Company and its subsidiaries adopted Section 3870 of the Handbook of the Canadian Institute of Chartered Accountants (CICA) with respect to the accounting and disclosure of stock-based compensation, which recommends that awards to employees be valued using a fair value method of accounting. These new rules also require that companies account for stock appreciation rights (“SARs”) and similar awards to be settled in cash or other assets, by measuring compensation expense on an ongoing basis, as the amount by which the quoted market price exceeds the exercise price at each measurement date.

As permitted under Section 3870, the Company has elected to account for stock options by measuring compensation expense as the excess, if any, of the quoted market value of the stock at the date of grant over the exercise price. For stock options in subsidiary companies, compensation expense is measured as the excess, if any, of the fair value of the subsidiary’s stock at the date of grant over the exercise price.

Under CICA 3870, companies that elect a method other than the fair value method of accounting are required to disclose pro forma net income and earnings per share information, using a pricing model such as the Black-Scholes model, as if the fair value method of accounting had been used. These new rules do not apply to pre-existing awards except for those awards that call for settlement in cash or other assets, in which case, the cumulative liability of these awards at the date of implementation is charged to deficit with a corresponding increase to accounts payable and accrued liabilities.

o)	Earnings per share

Basic earnings per common share is calculated using the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated on the basis of the weighted average number of shares outstanding during the period plus the additional common shares that would have been outstanding if potentially dilutive common shares had been issued using the “treasury stock” method.

The Westaim Corporation
ANNUAL REPORT 2002

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2	SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)

p)	Employee future benefits

All employee future benefits are accounted for on an accrual basis. The transitional obligation of $1,338 resulting from the adoption of CICA 3461 in 2000 is being amortized to pension expense on a straight-line basis over eight years which is the average remaining service period of active employees expected to receive benefits under the pension plan.

Post retirement benefit costs for the Company’s defined benefit pension plan are actuarially determined using the projected benefit method prorated on service. The estimated market value of the pension plan assets is actuarially determined based on a five-year moving average. Experience gains and losses, and amounts arising as a result of changes in assumptions and plan amendment are amortized on a straight-line basis over the expected average remaining life of the employee group.

q)	Discontinued operations

Business segments, where a formal plan of disposal has been approved, are accounted for as discontinued operations. The results of discontinued operations are reported separately, disclosing the results of operations prior to the measurement date (date the plan to discontinue operations was formally approved) and the net gain or loss from discontinued operations. The net gain or loss from discontinued operations includes both actual or estimated gain or loss on disposal and the actual or estimated results from operations, if any, between the measurement date and the disposal date. Net gains are only recognized when realized.

r)	Deferred charges and other intangible assets

Effective January 1, 2002, the Company adopted on a prospective basis new CICA 3062, Goodwill and Other Intangible Assets, the provisions of which replace the amortization of goodwill and indefinite life assets with requirements for an annual impairment test. Any material decline in fair value from carrying value will be charged to expense in the period that impairment has been determined. There is no material impact on the consolidated financial statements resulting from this change either in the current period or the prior period presented. At present, the Company has no indefinite life assets. Organization costs are amortized over 5 years and patents are amortized over 10 years.

3	CHANGE IN ACCOUNTING POLICIES

Stock-based compensation

Effective January 1, 2002, the CICA introduced new accounting and disclosure requirements with respect to stock-based compensation, which requires that awards to employees be valued using a fair-value method of accounting. These new rules also require enterprises to account for SARs and similar awards to be settled in cash or other assets by measuring, on an ongoing basis, the amount by which the quoted market price exceeds the exercise price at measurement date (Note 2n).

These new rules do not apply to pre-existing awards except for those awards that call for settlement in cash or other assets, in which case, the cumulative liability of these awards at the date of implementation is charged to deficit with a corresponding increase to accounts payable and accrued liabilities. The cumulative liability of the SARs of the Company’s subsidiaries at January 1, 2002, amounting to $1,579, was charged to deficit with a corresponding increase to accounts payable and accrued liabilities (Note 12).

4	DISCONTINUED OPERATIONS

On May 28, 2002 the Board of Directors of the Company approved the closing of the Coinage division and the selling of the Ethylene Coatings business. Accordingly, the results from operations of these businesses, including the estimated cost of shutdown of the Coinage division and disposition or shutdown of the Ethylene Coatings business, have been accounted for on a discontinued basis. The Coinage division was shut down in July 2002. It is expected that the Ethylene Coatings business will be shutdown in the first quarter of 2003.

As a result, the Company recorded a loss from discontinued operations of $16,518 in the second quarter of 2002 and an additional loss of $3,149 in the fourth quarter of 2002 for a total loss of $19,667, of which $7,526 remains in accounts payable and accrued liabilities as at December 31, 2002.

The Westaim Corporation
ANNUAL REPORT 2002

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4	DISCONTINUED OPERATIONS (CONTINUED)

Amounts included in the consolidated balance sheets relating to discontinued operations are as follows:

	December 31, 2002	December 31, 2001

Accounts receivable	$2,178	$5,587
Inventories	353	1,645
Other assets	32	154
Accounts payable and accrued liabilities	(10,383)	(8,283)

Net working capital	$(7,820)	$(897)

Capital assets	$8,478	$9,468

The results of discontinued operations are summarized as follows:

	Year Ended	Year Ended
	December 31, 2002	December 31, 2001

Revenues to May 28, 2002	$6,454	$18,616
Revenues subsequent to May 28, 2002 and estimated future revenues	3,829	–

Total revenue from discontinued operations	$10,283	$18,616

Divisional losses to May 28, 2002	$(3,908)	$(24,344)
Divisional losses subsequent to May 28, 2002 and estimated future divisional losses	(6,676)	–
Costs relating to shutdown and disposition	(9,083)	–
Write down of carrying value of assets (Note 15)	–	(34,687)

Net loss from discontinued operations	$(19,667)	$(59,031)

The net loss from discontinued operations is after deduction of depreciation of $636 for the year ended December 31, 2002 (2001 – $3,427). The net loss for the year ended December 31, 2002 also includes provisions for workforce reduction and other shutdown and asset disposal costs totaling $9,083. All expected future losses from the Ethylene Coatings business were included in the net loss from discontinued operations recorded during 2002.

Net loss per common share from discontinued operations was $(0.25) for the year ended December 31, 2002 (2001 – $(0.76)). No tax provisions were recorded with respect to these businesses during these periods and no future income tax benefit has been recognized with respect to non-capital and capital losses carried forward associated with discontinued operations.

5	INVENTORIES

	December 31, 2002	December 31, 2001

Raw materials	$4,407	$3,009
Materials in process	1,946	3,626
Finished product	6,555	9,551
Spare parts and operating materials	678	679

Continuing operations	13,586	16,865
Discontinued operations	353	1,645

	$13,939	$18,510

The Westaim Corporation
ANNUAL REPORT 2002

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6	CAPITAL ASSETS

		Accumulated
		Depreciation and	Net
December 31, 2002	Cost	Amortization	Book Value

Nucryst Pharmaceuticals	$5,816	$1,294	$4,522
iFire Technology	24,349	10,441	13,908
Ambeon	22,216	9,324	12,892
Other	13,973	8,508	5,465

Continuing operations	66,354	29,567	36,787
Discontinued operations	42,795	34,317	8,478

	$109,149	$63,884	$45,265

		Accumulated
		Depreciation and	Net
December 31, 2001	Cost	Amortization	Book Value

Nucryst Pharmaceuticals	$3,304	$948	$2,356
iFire Technology	22,853	8,917	13,936
Ambeon	20,906	7,690	13,216
Other	13,370	7,513	5,857

Continuing operations	60,433	25,068	35,365
Discontinued operations	61,132	51,664	9,468

	$121,565	$76,732	$44,833

Included in continuing operations capital assets is construction in progress of $4,572 (2001 – $2,076) that is not currently subject to depreciation. Depreciation on continuing operations capital assets was $5,473 (2001 – $5,356).

7	DEFERRED CHARGES

	December 31, 2002	December 31, 2001

Patents	$3,950	$3,193
Organization costs	–	1,448

	3,950	4,641
Less accumulated amortization	(1,489)	(2,556)

Continuing operations	$2,461	$2,085

The Westaim Corporation
ANNUAL REPORT 2002

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8	INCOME TAXES

The following is a reconciliation of income taxes, calculated at the Canadian combined federal and provincial income tax rate, to the income tax provision included in the consolidated statements of loss.

	Year Ended	Year Ended
	December 31, 2002	December 31, 2001

Loss from continuing operations before income taxes	$(23,609)	$(8,058)
Items not subject to tax	3,410	18,687
Unrecognized tax losses	36,540	–
Recognition of previously unrecognized tax losses	–	(11,268)

	16,341	(639)
Combined basic Canadian federal and provincial tax rate	39.12%	41.62%

Expected income tax expense (recovery)	6,393	(266)
Increase (decrease) related to:
Large corporations and capital taxes	103	203
Difference between statutory rate and subsidiary tax rates	(43)	(80)
Income tax rate change	–	538
Other	33	(25)

	$6,486	$370

Classified as:
Current	$101	$75
Future	6,385	295

Income tax expense	$6,486	$370

Income taxes are recognized for future income tax consequences attributed to estimated differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases.

The net future income tax asset is comprised of:

	December 31, 2002	December 31, 2001

Future income tax assets:
Tax benefit of loss carry-forwards and tax credits	$68,218	$57,245
Provisions and reserves	5,851	5,928
Capital, intangible and other assets	13,024	6,995
Less: valuation allowance	(77,831)	(54,172)

	9,262	15,996

Future income tax liabilities:
Capital, intangible and other assets	(3,350)	(3,442)
Other	(182)	(439)

	(3,532)	(3,881)

Future income tax assets, net	$5,730	$12,115

Classified as:
Current asset	$–	$–
Long-term asset	5,730	12,115

Future income tax assets, net	$5,730	$12,115

The future income tax asset valuation allowance is in respect of tax loss carry-forwards and tax credits primarily relating to subsidiaries involved in technology development.

For income tax purposes the Company had non-capital loss carry-forwards relating to operations in various jurisdictions of approximately $158,102 at December 31, 2002 (2001 – $135,415) and accumulated capital losses of $5,747 (2001 – $3,588) which are available to offset income of specific entities of the consolidated group in future periods. The non-capital loss carry-

The Westaim Corporation
ANNUAL REPORT 2002

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8	INCOME TAXES (CONTINUED)

forwards will expire at various times to the end of 2022. The Company also had research and development tax credits of approximately $25,398 at December 31, 2002 (2001 – $22,404) which will expire at various times to the end of 2012. Cash taxes relating to continuing operations paid during the year amounted to $383 (2001 – $563).

9	INVESTMENTS

	December 31, 2002	December 31, 2001

Investments – shares – cost basis	$500	$2,362
Investments – shares – equity basis	–	820

	$500	$3,182

The Company records impairment losses if there has been an impairment in the value of investments that is other than temporary in nature. During the year, provisions totaling $2,435 (2001 – $1,299) were recorded against the investments.

10	PROVISION FOR SITE RESTORATION

Changes in the provision are as follows:

	Year Ended	Year Ended
	December 31, 2002	December 31, 2001

Provision at beginning of year	$7,175	$4,689
Additional provisions required	1,120	3,071
Site restoration expenditures incurred	(546)	(585)

Provision at end of year	$7,749	$7,175

The provision relates primarily to site restoration associated with the discontinuance of DS nickel production as well as soil and groundwater reclamation and remediation, based on periodic independent estimates of these costs.

11	LICENSING AGREEMENT

In 2000, iFire entered into a non-exclusive licensing agreement with a third party. The licensing fee is being recognized as revenue over three years, the term that services are being rendered under the agreement. Deferred licensing revenue represents the unamortized portion of cash received. In addition, iFire is entitled to royalties from future commercial sales of products by the third party utilizing the technology. These receipts vary in amount based on certain factors and are contingent upon the successful development and commercialization of the iFire technology in products produced by the third party.

12	CAPITAL STOCK

Share Capital

The Company’s authorized share capital consists of an unlimited number of common shares, Preferred A shares and Preferred B shares. Changes in the Company’s common shares outstanding during 2002 and 2001 are as follows:

	2002		2001
Common Shares	Number	Stated Capital	Number	Stated Capital

Balance at beginning of year	77,786,915	$372,598	77,719,698	$372,131
Employee Share Purchase Plan	72,843	151	67,217	467
Repurchase of shares	(150,500)	(721)	–	–
Compensation expense	323,529	1,100	–	–

Balance at end of year	78,032,787	$373,128	77,786,915	$372,598

The Westaim Corporation
ANNUAL REPORT 2002

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12	CAPITAL STOCK (CONTINUED)

Stock-based compensation plans

Employee and Director stock option plan – The Company maintains an Employee and Director Stock Option Plan under which the Company may grant options for up to 11,000,000 shares of common stock of the Company at an exercise price equal to the market price of the Company’s stock at the date of grant. Options awarded are exercisable for a period of 10 years and vest as to one third of the grant on each of the first, second and third anniversaries after the date of the grant. The Company maintains a Directors and Officers Share Purchase Program under the provisions of the Stock Option Plan. Under the Share Purchase Program, Directors and designated officers may be granted one option for each common share purchased, to a cumulative 50,000 options. Options, equal to the net purchases of common shares by the optionee during the calendar year, vest at the end of the calendar year in which the purchases were made. Any options issued under this program which do not vest at year-end are cancelled.

A summary of the status of the Company’s stock option plans as at December 31, 2002 and 2001 and changes during the years ending on those dates is presented below:

	2002		2001

		Weighted Average		Weighted Average
	Shares	Exercise Price	Shares	Exercise Price

Outstanding at beginning of year	5,245,399	$9.74	4,684,999	$9.61
Granted	420,200	$5.22	560,400	$10.81

Outstanding at end of year	5,665,599	$9.41	5,245,399	$9.74

The following table summarizes information about stock options outstanding as at December 31, 2002:

	Options Outstanding			Options Exercisable

	Number	Weighted Average		Number
	Outstanding	Remaining	Weighted Average	Exercisable	Weighted Average
Range of Exercise Prices	Dec. 31, 2002	Contractual Life	Exercise Price	Dec. 31, 2002	Exercise Price

$1 – $6	1,546,900	5.1 years	$4.56	1,171,900	$4.23
$6 – $15	2,485,370	6.6 years	$8.13	1,987,315	$7.70
> $15	1,633,329	7.3 years	$15.93	1,088,886	$15.93

$1 – $16	5,665,599	6.4 years	$9.41	4,248,101	$8.85

Deferred share unit plan – During 2001, the Company implemented a Deferred Share Unit Plan (DSUs) for the outside Directors of the Company. DSUs are issued at the market value of the Company’s shares at the date of grant and vest upon death or retirement of the Director. Directors may elect to receive additional DSUs in lieu of fees, which are issued at 90% of the market value of the Company’s shares at the date of grant. As at December 31, 2002 a liability of $210 (2001 – $93) has been accrued with respect to issued DSUs.

Employee share purchase plan – Under the Employee Share Purchase Plan, employees are entitled to subscribe for common shares of the Company, to a maximum value of five percent of their annual compensation. Payment for these shares is made over a 24 month period at a price per share equal to the lesser of the market value at the offering date and the market value at the end of the purchase period. The market value at the offering date of July 15, 2002 was $3.60 (July 16, 2001 – $10.09). At December 31, 2002 there were outstanding purchase arrangements with employees having an aggregate value of $323 (2001 – $606). During the year ended December 31, 2002, 72,843 shares were issued under this Plan at an average price of $2.08 (2001 – 67,217 shares at $6.94).

Subsidiary stock-based compensation plans – The Company also maintains equity incentive plans for certain employees of its technology subsidiaries, Surface Engineered Products Corporation, Nucryst Pharmaceuticals Corp. and iFire Technology Inc., under which stock options have been granted representing 4.57% to 4.90% of the outstanding shares of the respective subsidiaries. Subsidiary stock options vest evenly over a 3-year period and expire after 10 years from the date of grant. The exercise prices of stock options granted are not less than the fair value of the subsidiary’s stock at the time of the grant. During the year, the Company issued 323,529 shares and recorded compensation expense of $1,100.

SARs have been granted to employees of certain technology subsidiaries. SARs vest over time and may be settled with cash, shares of the subsidiary or shares of the Company, at the Company’s option. The exercise prices of SARs granted are not less

The Westaim Corporation
ANNUAL REPORT 2002

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12	CAPITAL STOCK (CONTINUED)

than the fair value of the subsidiary’s stock at the time of the grant. In 2001, the total liability upon exercise of these SARs was capped at $1,950 and holders of SARs received options to purchase shares of the subsidiary with terms comparable to the original SARs.

Effective January 1, 2002 net changes in the value of SARs, measured as the amount by which quoted market prices or fair value exceeds the exercise price at the measurement date, is recognized as compensation expense over the SAR’s vesting period. The cumulative liability as at January 1, 2002 amounting to $1,579 was charged to deficit with a corresponding increase to accounts payable and accrued liabilities. As at December 31, 2002 the liability has been reduced to $Nil, as the market value of the subsidiaries’ SARs is less than their exercise price.

Pro forma accounting for stock-based compensation

Effective January 1, 2002 the CICA recommends that stock-based compensation be accounted for using a fair value methodology. As permitted under the new rules, the Company and its subsidiaries have elected to measure compensation expense as the difference, if any, between the quoted market value or fair value of the stock at the date of grant and the exercise price at the date of grant. The exercise price of options granted by the Company and its subsidiaries is not less than the market value at the date of grant and, consequently, no compensation expense has been recorded.

If compensation costs for options for common shares of the Company and for common shares of subsidiaries issued on or after January 1, 2002 had been determined based on the fair value methodology, using the Black-Scholes option pricing model, the Company’s net loss and loss per share would have been increased to the pro forma amounts indicated below:

Year Ended
December 31, 2002

Net loss applicable to common shareholders as reported	$(49,762)
Pro forma net loss applicable to common shareholders	(50,389)
Loss per common share as reported (basic and diluted)	(0.64)
Pro forma loss per common share (basic and diluted)	(0.65)

The fair value of each option grant by the Company and its subsidiaries was estimated using the Black-Scholes option pricing model assuming no dividends are paid on common shares, a risk-free interest rate of 5.18%, an average life of 7.0 years and a volatility of 59.5%. The amounts computed according to the Black-Scholes pricing model may not be indicative of the actual values realized upon the exercise of these options by the holders.

Normal course issuer bid

In June 2002, the Company filed a normal course issuer bid which entitles the Company to acquire up to 3,889,000 common shares between June 19, 2002 and June 18, 2003. The purchases are made on the open market at the time of any particular purchase.

During the year, the Company repurchased 150,500 shares through its normal course issuer bid at an average price of $2.12 for an aggregate consideration of $318. The amount by which the average carrying value exceeded the cost of reacquiring the shares, amounting to $403, has been credited to contributed surplus.

Shareholder rights plan

The Company has a Shareholder Rights Plan under which one Right has been issued for each outstanding common share of the Company. The Rights expire on March 9, 2005. Each Right may be exercised eight trading days after a triggering event, which is determined when a person (an “Acquiring Person”) has acquired or has commenced a takeover bid to acquire 20% or more of the common shares, other than by an acquisition pursuant to a takeover bid permitted by the Shareholder Rights Plan.

Upon occurrence of a triggering event, as described above, each Right entitles the holder, other than an Acquiring Person, to purchase for $75 that number of common shares of the Company having an aggregate market price of $150.

The Westaim Corporation
ANNUAL REPORT 2002

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13	TECHNOLOGY PARTNERSHIPS CANADA AGREEMENT

On March 26, 2001, iFire entered into a research and development contribution agreement with the Government of Canada through Technology Partnerships Canada (“TPC”). Under this agreement, TPC has agreed to contribute 28.371% of eligible research and development costs and related capital expenditures incurred by iFire until April 30, 2003, to a maximum of $30,000.

Under the terms of the agreement, iFire will pay a royalty to TPC equal to 1.065% of eventual commercial sales of the technology under development. In addition, TPC received warrants to purchase common shares of iFire exercisable for an additional consideration of $6,283. The warrants expire on April 30, 2007 and, as at December 31, 2002, represented approximately 0.5% of the current outstanding common shares of iFire. Under certain circumstances after December 31, 2004, TPC may put the warrants to iFire in consideration for their fair market value at that date, or for a 0.255 percentage point increase in the royalty rate, at the option of iFire.

Contributions are recorded as a reduction of the cost of the applicable capital asset or credited to the statement of operations of iFire as determined by the nature of the expenditure being funded. In 2002, contribution claims totaling $9,063 (2001 – $14,490) have been recorded. Of this amount, $8,061 (2001 – $12,894) has been credited to research and development expense and $1,002 (2001 – $1,596) has been credited to capital assets. As at December 31, 2002, the Company has recorded a receivable of $2,080 (2001 – $4,444) for contribution claims relating to expenditures in 2002.

14	NUCRYST PHARMACEUTICALS AGREEMENT WITH SMITH & NEPHEW PLC

On May 8, 2001, Nucryst entered into a series of agreements relating to its Acticoat™ burn dressing and wound care products with Smith & Nephew plc. Under these agreements, Nucryst sold its North American burn dressing business and entered into an exclusive global licensing agreement for the sale and marketing of Acticoat™ burn and wound care dressings. Nucryst will receive royalties based on Smith & Nephew’s future sales of these products as well as milestone payments for the achievement of certain regulatory and sales targets. Under a collaborative agreement, the two companies will work together to develop new wound care products and obtain additional regulatory approvals. Nucryst will continue to manufacture Acticoat™ products for Smith & Nephew under a long term manufacturing agreement.

The Company recorded a gain on the sale of the North American burn dressing business of $20,122 in 2001.

15	WRITE DOWN OF CARRYING VALUE OF ASSETS

In late 2001, as a result of projected operating losses arising from uncertainty regarding the ability to secure future coin blank and other coinage-related contracts, the Company assessed the recoverability of the tangible and intangible assets related to the Coinage operating segment. Profitability in prior years resulted from contracts from certain customers at significant volumes that are no longer available. The Company projected the undiscounted future net cash flows from use of these assets, together with their residual values, to be less than their carrying amounts.

Due to a significant downturn in the global ethylene industry, as well as changes to the manufacturing process resulting in surplus manufacturing equipment, in late 2001 the Company assessed the recoverability of the tangible and intangible assets related to the Ethylene Coatings business, and projected that the undiscounted future net cash flows from the use of these assets, together with their residual values, to be less than their carrying amounts.

Accordingly, in December 2001 the Company recorded a provision for asset impairment totaling $34,687, of which $27,651 related to property, plant and equipment, and $7,036 related to other assets. The provision relating to other assets includes $2,497 in spare parts associated with the property, plant and equipment and a $4,000 reduction in future income tax assets. These businesses were accounted for as discontinued operations in 2002 (Note 4).

Estimates of such undiscounted future net cash flows from use, together with residual values, are subject to significant uncertainties and assumptions. Actual results could, therefore, vary significantly from such estimates.

The Westaim Corporation
ANNUAL REPORT 2002

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16	PENSION PLANS

The Company maintains defined contribution pension plans for its salaried and hourly employees. These plans were funded $1,117 during the year ended December 31, 2002 (2001 – $1,311).

The Company also maintains a defined benefit plan. The number of participants and retirees in this plan is not material. At December 31, 2002, the plan assets had a market value of $2,041 (2001 – $2,277) which is offset by the actuarial present value of the benefit obligation of $2,706 (2001 – $2,686), creating a plan deficit of $665 (2001 – $409) and an accrued benefit liability of $Nil (2001 – $76). The Company funds the plan in amounts that are neither less than the minimum statutory funding requirements nor more than the maximum amount that can be deducted for income tax purposes.

17	DERIVATIVE FINANCIAL INSTRUMENTS

From time to time, the Company hedges its exposure to contracted nickel sales, raw material purchases and certain produced inventory which are at price risk, through the use of nickel forward contracts traded Over the Counter with counterparties under terms governed by the London Metal Exchange (“LME”) policies. Settlements are based on LME prices, unless other prices are negotiated. At December 31, 2002, there were deferred losses of $269 and unrealized losses of $75 (2001 – deferred gains of $195 and unrealized losses of $441) on these hedges which are offset by unrecognized gains in physical inventory and raw material costs.

The unrealized commodity positions at December 31, 2002 totaled 312 tonnes (2001 – 678 tonnes) and expire on varying dates to March 2003.

From time to time, the Company reduces its exposure to foreign currency and interest rate fluctuations by entering into forward transactions. Gains are recognized upon realization, losses when identified, and both are included in interest income. At December 31, 2002 and December 31, 2001 there were no unrecognized gains or losses on open foreign exchange contracts. The open positions at December 31, 2002, which expire in January, 2003 were 61 Euro and $2,600 U.S. (2001 – 1,917 Euro and $5,947 U.S.).

At December 31, 2002 there were accrued losses on open forward rate agreement contracts of $290. The cumulative notional amount of these open positions at December 31, 2002 amounted to $100,000. These contracts expire on varying dates to September 2003. At December 31, 2001 there were no open forward rate agreement contracts.

18	COMMITMENTS AND CONTINGENCIES

Commitments

The Company is committed to capital expenditures of $3,409 (2001 – $1,664) and to future annual payments under operating leases as follows:

2003	2004	2005	2006	2007

$1,217	$1,162	$1,049	$638	$14

Contingencies

The Company and its subsidiaries are party to legal proceedings in the ordinary course of their businesses. Management does not expect the outcome of any of these proceedings to have a material effect on the Company’s financial position or operating results.

The Westaim Corporation
ANNUAL REPORT 2002

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19	FINANCIAL INSTRUMENTS

Fair value of financial instruments

The carrying value of the Company’s interest in financial instruments approximates their fair value. The estimated fair value approximates the amount for which the financial instruments could currently be exchanged in an arm’s length transaction between willing parties who are under no compulsion to act. Certain financial instruments lack an available trading market and, therefore, fair value amounts should not be interpreted as being necessarily realizable in an immediate settlement of the instrument.

Interest rate risk

Interest rate risk reflects the sensitivity of the Company’s financial results and condition to movements in interest rates. For 2002 a 1% decrease in interest rates would have reduced earnings before income taxes by $922. Conversely, a 1% increase in interest rates would have increased earnings before taxes by a similar amount.

Foreign currency risk

The Company is exposed to currency risks as a result of its export to foreign jurisdictions of goods produced in Canada. These risks are partially covered by purchases of goods and services in the foreign currency and by forward exchange contracts.

Credit risk

The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash and short-term investments, accounts receivable, and forward contracts. Cash and short-term investments are placed with major financial institutions or invested in the commercial paper of large organizations. Concentrations of credit risk with respect to receivables are limited due to the large number of customers and their dispersion across geographic areas.

20	EARNINGS PER SHARE

In calculating earnings per share under the treasury stock method, the numerator remains unchanged from the basic earnings per share calculation as the assumed exercise of the Company’s stock options does not result in an adjustment to income. The reconciliation of the denominator in calculating diluted earnings per share is as follows:

	Year Ended	Year Ended
	December 31, 2002	December 31, 2001

Weighted average number of common shares outstanding
– basic earnings per share	77,923,525	77,740,607
Effect of dilutive securities	17,550	3,032,981

Weighted average number of common shares outstanding
– diluted earnings per share	77,941,075	80,773,588

The impact of all dilutive securities on earnings per share is anti-dilutive as at December 31, 2002 and 2001.

21	SEGMENTED INFORMATION

The Company is managed using three operating segments, which have been determined based on the nature of the products produced: Nucryst Pharmaceuticals, iFire Technology and Ambeon. In May, 2002 the Company announced its intention to close the Coinage division and to seek a strategic buyer for its Ethylene Coatings business. As a result, these businesses have been accounted for as discontinued operations (Note 4).

The Nucryst Pharmaceuticals segment researches, develops and commercializes medical devices and pharmaceutical products based on noble metal nanocrystalline technology. The iFire Technology segment has developed a proprietary flat-panel full color solid state display technology with applications in both the large screen and small graphic display markets. Ambeon is dedicated to marketing and commercializing coating solutions and products for customers in the aerospace, electronics, catalyst and other markets.

The Westaim Corporation
ANNUAL REPORT 2002

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

21	SEGMENTED INFORMATION (CONTINUED)

The accounting policies of the reportable segments are the same as those described in Note 2. Included in other non-cash assets of $14,812 at December 31, 2002 (2001 – $14,101) are the investments disclosed in Note 9 and future income tax assets that cannot be allocated to a particular segment. Non-cash assets excludes short-term investments.

		Divisional	Depreciation		Non-cash Assets
Year Ended		Earnings	and	Capital	December 31,
December 31, 2002	Revenue	(Loss)	Amortization	Expenditures	2002

Nucryst Pharmaceuticals	$8,344	$(6,985)	$554	$2,416	$9,759
iFire Technology	4,270	(16,915)	2,642	2,909	17,184
Ambeon	36,449	9,026	1,618	1,166	30,071
Other	–	(845)	1,035	727	14,812

Continuing operations	49,063	(15,719)	5,849	7,218	71,826
Discontinued operations	10,283	(19,667)	636	478	11,041

	$59,346	$(35,386)	$6,485	$7,696	$82,867

		Divisional	Depreciation		Non-cash Assets
Year Ended		Earnings	and	Capital	December 31,
December 31, 2001	Revenue	(Loss)	Amortization	Expenditures	2001

Nucryst Pharmaceuticals	$9,835	$(6,220)	$408	$546	$5,998
iFire Technology	4,272	(10,052)	2,874	1,459	19,167
Ambeon	36,160	7,729	1,480	3,228	43,686
Other	–	(927)	789	442	14,101

Continuing operations	50,267	(9,470)	5,551	5,675	82,952
Discontinued operations	18,616	(23,255)	4,006	2,144	16,854

	$68,883	$(32,725)	$9,557	$7,819	$99,806

Direct export shipments for continuing operations amounted to $43,851 (2001 – $44,508). These exports were to customers in the United States $28,767 (2001 – $30,723), Europe $9,117 (2001 – $11,587), Asia $5,927 (2001 – $2,157) and South America $40 (2001 – $41).

In 2002, Ambeon recorded revenue from a customer of $9,791 (2001 – $10,883), which represents 20.0% (2001 – 21.7%) of revenue from continuing operations of the Company.

22	COMPARATIVE FIGURES

Certain 2001 figures have been reclassified to conform to the presentation of the current year.

The Westaim Corporation
ANNUAL REPORT 2002

Shareholder Information

NOTICE OF ANNUAL MEETING

Wednesday April 30th, 2003, 10 a.m. Design Exchange 234 Bay Street, Toronto Dominion Centre, Toronto, Canada M5K 1B2

Directors	Investor Relations

Ian W. Delaney 4 Non-executive Chairman of the Board The Westaim Corporation Neil Carragher 1, 3, 4 Chairman of The Corporate Partnership Ltd.	Anthony B. Johnston Senior Vice President The Westaim Corporation Tel: (403) 234-3103 Fax: (403) 237-6565 info@westaim.com
Barry M. Heck

President and Chief Executive Officer
The Westaim Corporation

Frank W. King 2, 4

President of Metropolitan Investment Corporation

Edward M. Lakusta 1, 2, 4

Private Business and Energy Consultant

Daniel P. Owen 2, 3, 4

Chairman of Molin Holdings Limited

Guy J. Turcotte 1, 4

President and Chief Executive Officer of
Western Oil Sands Inc.

Bruce V. Walter 3, 4

Executive Vice-Chairman of Dynatec Corporation	Stock Information

Traded on The Toronto Stock Exchange
under the symbol WED
Traded on Nasdaq under the symbol WEDX

Shares issued and outstanding

78,032,787 as of December 31, 2002

Transfer Agent

Computershare Trust Company of Canada
530-8th Avenue S.W. Suite 600
Calgary, Alberta
T2P 3S8
Tel: 1-888-267-6555
caregistryinfo@computershare.com

1.	Member of the Audit Committee	3.	Member of the Environmental Health and Safety Committee
2.	Member of the Compensation Committee	4.	Member of the Corporate Governance Committee

The Westaim Corporation
ANNUAL REPORT 2002

Corporate Information

Executive Officers	Business Leaders

Barry M. Heck	iFire Technology Inc.

President and Chief Executive Officer	Anthony B. Johnston President

G.A. (Drew) Fitch	Nucryst Pharmaceuticals Corp.

Senior Vice President and Chief Financial Officer	Scott H. Gillis President

Anthony B. Johnston	Westaim Ambeon

Senior Vice President	David Weind General Manager
Offices

Executive Office	Nucryst Pharmaceuticals Corp.

144 — 4th Avenue S.W. Suite 1010 Calgary, Alberta T2P 3N4 Tel: (403) 237-7272 Fax: (403) 237-6565 E-mail: info@westaim.com www.westaim.com	50 Audubon Road Suite B Wakefield, Massachusetts 01880 Tel: (781) 224-1444 Fax: (781) 246-6002 www.nucryst.com

Corporate Office	Westaim Ambeon

10102 — 114 Street Fort Saskatchewan, Alberta T8L 3W4 Tel: (780) 992-5300 Fax: (780) 992-5301	10102 — 114 Street Fort Saskatchewan, Alberta T8L 3W4 Tel: (780) 992-5300 Fax: (780) 992-5301 www.ambeon.com

iFire Technology Inc.

15 City View Drive Toronto, Ontario M9W 5A5 Tel: (416) 246-1030 Fax: (416) 246-0458 www.ifire.com

www.westaim.com

CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS

CERTAIN STATEMENTS CONTAINED IN THE REPORT INCLUDE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 21E OF THE U.S. SECURITIES EXCHANGE ACT OF 1934. THE WORDS “MAY”, “SHOULD”, “WOULD”, “SUSPECT”, “OUTLOOK”, “BELIEVE”, “ANTICIPATE”, “ESTIMATE”, “EXPECT”, “INTEND”, “PLAN”, AND WORDS AND EXPRESSIONS OF SIMILAR IMPORT ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. SUCH FORWARD-LOOKING STATEMENTS INCLUDE STATEMENTS CONCERNING EXPECTED PRODUCT DEVELOPMENT; PRODUCT APPLICATIONS AND PRODUCT INTRODUCTIONS; SALES GROWTH; FINANCING ABILITY; THE PRODUCTION BY IFIRE TECHNOLOGY INC. (“IFIRE”) OF FLAT PANEL MODULES IN 2005; EXPECTATIONS REGARDING THE RETAIL PRICES OF IFIRE TELEVISIONS AS COMPARED TO COMPARABLY SIZED LCD AND PDP PRODUCTS; INDUSTRY PREDICTIONS OF TELEVISION SALES AND MARKET SHARES IN 2006; IFIRE’S EXPECTATIONS REGARDING ITS ACHIEVEMENT OF PARTICULAR CONSUMER PRICE POINTS IN 2006; IFIRE’S PRODUCTION OF MID-30-INCH SCREEN SIZE PRODUCTS IN 2005; IFIRE’S ABILITY TO PRODUCE BY CERTAIN DATES, TELEVISION SETS FOR SALE AT CERTAIN PRICES; IFIRE’S EXPECTATIONS REGARDING CAPITAL EXPENDITURES IN 2003; EXPECTED DATES FOR THE PRODUCTION BY IFIRE OF FLAT PANEL MODULES; EXPECTED TIMING FOR THE START OF CLINICAL TRIALS BY NUCRYST PHARMACEUTICALS CORP. (“NUCRYST”); NUCRYST’S DEVELOPMENT OF NEW PRODUCTS USING NANOCRYSTALLINE SILVER AND COMPLETION OF ASSOCIATED CLINICAL DEVELOPMENT; AND WESTAIM’S RATE OF EXPENDITURE ON ENVIRONMENTAL REMEDIATION ACTIVITY. FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE. THEY INVOLVE SIGNIFICANT RISKS, UNCERTAINTIES AND ASSUMPTIONS AND OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED BY THESE FORWARD-LOOKING STATEMENTS FOR VARIOUS REASONS GENERALLY BEYOND OUR CONTROL, INCLUDING: (I) UNEXPECTED HURDLES IN THE COMPLETION AND PATENTING OF THE IFIRE TECHNOLOGY; (II) UNFORESEEN COMPLEXITIES ASSOCIATED WITH DEVELOPING THE FLAT SCREEN MANUFACTURING PROCESS; (III) MARKET AND COMPETING TECHNOLOGY DEVELOPMENTS WHICH MIGHT AFFECT THE WILLINGNESS OF POTENTIAL IFIRE PARTNERS TO MANUFACTURE AND MARKET IFIRE PRODUCTS; (IV) PATENT AND TECHNICAL HURDLES WHICH MIGHT INHIBIT OR DELAY NUCRYST’S ABILITY TO DEVELOP OR COMMERCIALIZE PHARMACEUTICAL APPLICATIONS; (V) DELAYS IN RECEIVING REGULATORY APPROVAL; (VI) MARKET OR ECONOMIC CONDITIONS WHICH MIGHT AFFECT THE TIMING OR EXTENT OF REBOUND IN DEMAND FOR ELECTRONIC MATERIALS; (VII) GENERAL ECONOMIC AND FINANCING CONDITIONS WHICH MAY AFFECT THE ABILITY TO RAISE NEW CAPITAL OR AFFECT POTENTIAL PARTNER ABILITY TO CONTRIBUTE FINANCIALLY; AND (VIII) GENERAL INDUSTRY AND MARKET CONDITIONS AND GROWTH RATES.

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